EXECUTION VERSION

UNDERWRITING AGREEMENT

January 23, 2018

Scythian Biosciences Corp.

366 Bay Street, Suite 200

Toronto, Ontario M5H 4B2

Attention:	Jonathan Gilbert, CEO and Director

Dear Sir:

Re:	Offering of Units of Scythian Biosciences Corp.

Clarus Securities Inc. (“Clarus” or the “Lead Underwriter”), Haywood Securities Inc., and INFOR Financial Inc. (collectively, the “Underwriters” and each, an “Underwriter”) understand that Scythian Biosciences Corp. (the “Corporation” or “Scythian”) proposes to issue and sell 672,125 units of the Corporation (the “Units”) at a price of $18.60 per Unit. Each Unit is comprised of one common share (a “Common Share”) in the capital of the Corporation and one Common Share purchase warrant (the “Warrants”) with each Warrant being exercisable into one Common Share (a “Warrant Share”) at an exercise price of $22.00 per Warrant Share for a period of twenty four (24) months after the Closing Date (as defined herein).

We also understand that the Corporation will prepare and file, in accordance with the terms hereof, the Preliminary Prospectus (as defined herein) and the Prospectus (as defined herein) and all other necessary documents in order to qualify for distribution the Underlying Securities (as defined herein) and Compensation Options (as defined herein) in each of the Qualifying Provinces (as defined herein).

Upon and subject to the terms and conditions contained in this Agreement, the Underwriters hereby severally, and not jointly and not jointly and severally, agree to purchase from the Corporation on the Closing Date (as defined below), in the respective percentages set forth in Section 18, and the Corporation hereby agrees to sell to the Underwriters, all but not less than all of the 672,125 Units (the “Firm Units”), at a price of $18.60 per Firm Unit for aggregate gross proceeds of $12,501,525.00.

The Corporation also hereby grants to the Underwriters an option (the “Underwriters’ Option”), which may be exercised in the Underwriters’ sole discretion and without obligation, in whole or in part, at the option of the Lead Underwriter, on behalf of the Underwriters, in one or more tranches, at any time and from time to time commencing on the Closing Date and ending at 5:00 p.m. (Toronto time) on the date that is 30 days after the Closing Date, by written notice delivered to the Corporation by Clarus, on behalf of the Underwriters, to purchase up to an additional 100,818 Units (the “Option Units”) on the same terms and conditions as the Firm Units, as more particularly described in Section 13(2). In the event and to the extent that the Underwriters exercise the Underwriters’ Option, subject to the terms and conditions hereof, the Underwriters hereby severally, and not jointly and not jointly and severally, agree to purchase from the Corporation the number of Option Units as to which the Underwriters’ Option shall have been exercised in the respective percentages set forth in Section 18 hereof, and the Corporation hereby agrees to issue and sell such number of Option Units to the Underwriters at the purchase price of $18.60 per Option Unit.

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The Firm Units, together with any Option Units, are collectively referred to herein as the “Offered Units”, the offering of the Offered Units by the Corporation is hereinafter referred to as the “Offering”, and, unless the context otherwise requires, references herein to Common Shares and Warrants shall be deemed to include any Common Shares and Warrants, respectively, comprising part of the Option Units, if any.

The Company understands that although this Agreement is presented on behalf of the Underwriters as purchasers, the Underwriters may arrange for substituted purchasers for the Offered Units in accordance with the provisions of this Agreement. It is further understood that the Underwriters agree to purchase or cause to be purchased the Offered Units, and if the Underwriters’ Option is exercised, the Option Units being issued by the Company, as described above, and that this commitment is not subject to the Underwriters being able to arrange for substituted purchasers. Each substituted purchaser that purchases Offered Units in the Offering shall purchase such Offered Shares directly from the Company pursuant to a Subscription Agreement, and to the extent that such substituted purchasers purchase Offered Units, the obligations of the Underwriters to do so will be reduced by the number of Offered Units purchased by the substituted purchasers from the Company.

In connection with the offering and sale of the Offered Units, the Underwriters shall be entitled to retain as sub-agents other registered securities dealers and may receive (for delivery to the Corporation at the Closing Time (as defined herein) subscriptions for Offered Units from other registered securities dealers. The fee payable to such sub-agents shall be for the account of the Underwriters and shall not exceed the fee payable to the Underwriters hereunder.

We also understand that concurrently with and as a condition to the closing of the Offering, on the Closing Date (as defined below), the Corporation will issue and sell 672,125 Units (the “Private Placement Units”) to Aphria Inc. at a price of $18.60 per Private Placement Unit, and having the same commercial terms as the Offered Units on a bought deal private placement basis (the “Concurrent Private Placement”), pursuant to the terms of a subscription agreement in a form and substance satisfactory to the Underwriters, acting reasonably (the “Private Placement Subscription Agreement”). The Corporation also hereby grants to the Underwriters an option (the “Underwriters’ Private Placement Option”), which may be exercised in the Underwriters’ sole discretion and without obligation, in whole or in part, at the option of the Lead Underwriter, in one or more tranches, at any time up to 48 hours in advance of the Closing Time, by written notice delivered to the Corporation by Clarus, on behalf of the Underwriters, to require the Corporation to issue an additional 100,818 Private Placement Units (the “Private Placement Option Units”) on the same terms and conditions as the Private Placement Units, as more particularly described in Section 13(2). In the event and to the extent that the Underwriters exercise the Underwriters’ Private Placement Option, subject to the terms and conditions hereof, the Corporation hereby agrees to issue and sell such number of Private Placement Option Units to Aphria Inc. at the purchase price of $18.60 per Private Placement Option Unit.

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For certainty, neither the Preliminary Prospectus nor the Final Prospectus will qualify the distribution of the Private Placement Units.

Section 1 Definitions and Interpretation.

In this Agreement, the following terms shall have the following meanings:

“Additional Closing Date” and “Additional Closing Time” have the meanings ascribed thereto in Section 13(2) hereof.

“Anti-Money Laundering Laws” has the meaning ascribed thereto in Section 7(2)(lll).

“Applicable Securities Laws” means all applicable Canadian securities, corporate and other laws, rules and regulations in the Qualifying Provinces.

“Business Day” means a day other than a Saturday, Sunday or any other day on which the principal chartered banks located in the City of Toronto, Ontario are not open for business.

“CDS” has the meaning ascribed thereto in Section 13(3).

“Clarus” has the meaning ascribed thereto in the first paragraph of this Agreement.

“Closing Date” means February 8, 2018 or such other date as the Corporation and the Underwriters may mutually agree upon in writing.

“Closing Time” means 8:30 a.m. (Toronto time) on the Closing Date, or such other time as mutually agreed to by the Corporation and the Underwriters.

“Common Shares” means the common shares in the capital of the Corporation.

“Compensation Options” has the meaning ascribed thereto in Section 2(1)(b).

“Compensation Option Units” has the meaning ascribed thereto in Section 2(1)(b).

“Compensation Option Underlying Securities” means the Compensation Option Underlying Shares and the Compensation Option Underlying Warrants underlying the Compensation Option Units and the Compensation Option Underlying Warrant Shares underlying the Compensation Option Underlying Warrants.

“Compensation Option Underlying Shares” has the meaning ascribed thereto in Section 2(1)(b)

“Compensation Option Underlying Warrant Shares” has the meaning ascribed thereto in Section 2(1)(b)

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“Compensation Option Underlying Warrants” has the meaning ascribed thereto in Section 2(1)(b).

“Concurrent Private Placement” has the meaning described in the seventh paragraph of this Agreement.

“Corporation” or “Scythian” means Scythian Biosciences Corp., a corporation incorporated and existing pursuant to the provisions of the OBCA and includes the Subsidiary and any predecessor or successor corporation to or of the Corporation, unless specified to the contrary or if the context requires otherwise.

“Corporation’s auditors” means MNP LLP, Chartered Accountants, Toronto, Ontario.

“Corporation’s counsel” means Gowling WLG (Canada) LLP.

“Disclosure Record” means all information filed by or on behalf of the Corporation with the Securities Commissions, including without limitation, the Documents, the Prospectuses, any Supplementary Material and any other information filed with any Securities Commission in compliance, or intended compliance, with any Applicable Securities Laws.

“distribution” means “distribution” or “distribution to the public”, as the case may be, as defined under Applicable Securities Laws and “distribute” has a corresponding meaning.

“Documents” means, collectively, the documents incorporated by reference in the Prospectuses and any Supplementary Material including, without limitation:

(i)	the Scythian Financial Statements;

(ii)	the annual information form of the Corporation dated January 23, 2018 for the financial year ended December 31, 2016;

(iii)	the filing statement of the Corporation dated June 30, 2017;

(iv)	the management’s discussion and analysis for the financial year ended December 31, 2016;

(v)	the management’s discussion and analysis for the three and nine months ended September 30, 2017;

(vi)	the management information circular of the Corporation dated May 2, 2017;

(vii)	the material change report of the Corporation dated August 8, 2017 in respect of the announcement of the closing of the reverse take-over transaction involving the Corporation (formerly Kitrinor Metals Inc.) and Scythian Biosciences Inc.;

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(viii)	the material change report of the Corporation dated January 17, 2018 in respect of the announcement of a proposed eight (8) for one (1) stock split of the Common Shares;

(ix)	the material change report of the Corporation dated January 17, 2018 in respect of the announcement of the upgrade of the Common Shares to the OTCQB Marketplace under the symbol “SCCYF”;

(x)	the material change report of the Corporation dated January 17, 2018 in respect of the announcement of the appointment of two new directors and the resignation of two directors from the board of directors of the Corporation;

(xi)	the material change report of the Corporation dated January 22, 2018 in respect of the announcement of the Offering and the Concurrent Private Placement;

(xii)	the material change report of the Corporation dated January 22, 2018 in respect of the announcement of the upsizing of the Offering and the Concurrent Private Placement; and

(xiii)	the “template version” (as such term is defined in National Instrument 41-101 – General Prospectus Requirements) of the term sheet for the Prospectus Offering dated October 16, 2017, as amended on January 17, 2018; and

(xiv)	the “template version” (as such term is defined in National Instrument 41-101 – General Prospectus Requirements) of the term sheet for the upsized Offering dated January 17, 2018 available electronically on SEDAR at www.sedar.com.

(b)	any documents of the type required by NI 44-101 to be incorporated by reference in a short form prospectus, including any annual information form, annual financial statements and the auditors’ report thereon, interim financial statements, management’s discussion and analysis of financial condition and results of operations, material change report (except a confidential material change report), business acquisition report and information circular, filed by the Corporation after the date of this Agreement and during the period of distribution.

“Due Diligence Session” shall have the meaning set forth in Section 3(4) hereof.

“Environmental Laws” includes, without limitation, all applicable corporate and other laws, rules, regulations, notices, policies and rulings relating to environmental health or safety, or pollution or the protection of the environment, or the manufacture, processing, distribution, treatment, storage, disposal, transportation, sale, offer for sale, distribution, labelling, handling or use of Hazardous Substances.

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“Exchange” means the TSX Venture Exchange.

“Exempt Plans” means trusts governed by a registered retirement savings plan, registered education savings plan, registered retirement income fund, deferred profit sharing plan, registered disability savings plan or a tax free savings account.

“Final Passport System Decision Document” means a receipt for the Prospectus issued in accordance with the Passport System.

“Governmental Authorities” means governments, regulatory authorities, governmental departments, agencies, commissions, bureaus, officials, ministers, Crown corporations, courts, bodies, boards, tribunals or dispute settlement panels or other law, rule or regulation-making organizations or entities:

(a)	having or purporting to have jurisdiction on behalf of any nation, province, territory or state or any other geographic or political subdivision of any of them; or

(b)	exercising, or entitled or purporting to exercise any administrative, executive, judicial, legislative, policy, regulatory or taxing authority or power.

“GST” has the meaning ascribed thereto in Section 2(1)(b).

“Hazardous Substances” means any substance or material that is defined or otherwise designated under all applicable corporate and other laws, including without limitation all rules, regulations, notices, policies and rulings (in effect at or prior to the Closing Date) as being hazardous, dangerous or toxic or a pollutant or contaminant, the manufacture, processing, distribution, treatment, storage, disposal, transportation, sale, offer for sale, distribution, labelling, handling or use of which is prohibited, controlled or regulated pursuant to any such laws, rules, regulations, notices, policies or rulings.

“Indemnified Parties” has the meaning ascribed thereto in Section 8(1).

“Indemnitor” has the meaning ascribed thereto in Section 8(1).

“insider” has the meaning ascribed thereto in the Securities Act (Ontario);

“IFRS” means international financial reporting standards, as in effect from time to time, consistently applied.

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“Intellectual Property” means any and all intellectual property (whether foreign or domestic, registered or unregistered) owned or licensed by the Corporation or used in the operation, conduct or maintenance of the Corporation’s business, as it is currently operated, conducted or maintained, including without limitation: (i) all inventions (whether patentable or unpatentable and whether or not reduced to practice), and all patents, patent applications, and patent disclosures, together with all reissuances, continuations, continuations-in-part, revisions, extensions and reexaminations thereof; (ii) all trade-marks, trade-names, trade dress, logos, business names, corporate names, domain names, uniform resource locators (URLs) and the internet websites related thereto, and including all goodwill associated therewith and all applications, registrations and renewals in connection therewith; (iii) all copyrightable works, all copyrights and all applications, registrations and renewals in connection therewith; (iv) all industrial designs and all applications, registrations and renewals in connection therewith; (v) all proprietary, technical or confidential information, including all trade secrets, processes, procedures, know-how, show-how, formulae, methods, data, databases and corresponding information contained therein; (vi) all computer software (including all source code, object code and related documentation); and (vii) all processes and information, manufacturing, engineering and other drawings and manuals, technology, technical information, technical assistance, engineering data and engineering specifications and similar materials recording or evidencing expertise or information used by the Corporation in the Corporation’s business, together with: (A) all copies and tangible embodiments of the foregoing (in whatever form or medium); (B) all improvements, modifications, translations, adaptations, refinements, derivations and combinations thereof; and (C) all Intellectual Property rights related thereto.

“Kitrinor Pre-RTO Financial Statements” means Kitrinor Metals Inc.’s (as a predecessor to the Corporation) audited financial statements at and for the financial years ended December 31, 2016 and December 31, 2015, and related notes thereto and the related auditor’s report thereon.

“Liabilities” has the meaning ascribed thereto in Section 8(1).

“Marketing Documents” means collectively all: (i) standard terms sheets; and (ii) marketing materials (including any template version, revised template version or limited use version thereof) provided to a potential investor in connection with the Offering.

“marketing materials” has the meaning ascribed to such term in NI 41-101.

“material adverse effect” means an effect, change, development or event that, alone or in conjunction with any other effect, change, development or event is: (i) materially adverse to the condition (financial or otherwise), results of operations, business, assets, properties, capital, liabilities (contingent or otherwise), cashflow, income or prospects of the Corporation (on a consolidated basis); (ii) material and adverse to the transactions contemplated by this Agreement; or (iii) would result in the Preliminary Prospectus, Prospectus or any Supplementary Materials, including any documents incorporated by reference into the Preliminary Prospectus, Prospectus or any Supplementary Materials, containing a misrepresentation.

“material change”, “material fact” and “misrepresentation” shall have the meanings ascribed thereto under the Applicable Securities Laws.

“NI 41-101” means National Instrument 41-101 - General Prospectus Requirements, as amended.

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“NI 44-101” means National Instrument 44-101 - Short Form Prospectus Distributions, as amended.

“NI 51-102” means National Instrument 51-102 - Continuous Disclosure Obligations, as amended.

“NP 11-202” means National Policy 11-202 - Process for Prospectus Reviews in Multiple Jurisdictions.

“OBCA” means the Business Corporations Act (Ontario), as amended from time to time.

“OFAC” has the meaning ascribed thereto in Section 7(2)(nnn).

“Offered Units” has the meaning ascribed thereto in the fifth paragraph of this Agreement.

“Offering” has the meaning ascribed thereto in the fifth paragraph of this Agreement.

“Option Units” has the meaning ascribed thereto in the fourth paragraph of this Agreement.

“OSC” means the Ontario Securities Commission.

“Passport System” means the system and procedures for prospectus filing and review under Multilateral Instrument 11-102 - Passport System and NP 11-202.

“Preliminary Passport System Decision Document” means a receipt for the Preliminary Prospectus issued in accordance with the Passport System.

“Preliminary Prospectus” means the preliminary short form prospectus of the Corporation dated January 23, 2018 and any amendments thereto, in respect of the distribution of the Offered Units, including the documents incorporated by reference therein.

“Premises” has the meaning ascribed thereto in Section 7(2)(t).

“Private Placement Option Units” has the meaning ascribed thereto in the seventh paragraph of this Agreement.

“Private Placement Subscription Agreement” has the meaning ascribed thereto in the seventh paragraph of this Agreement.

“Private Placement Units” has the meaning ascribed thereto in the seventh paragraph of this Agreement.

“Proceedings” has the meaning ascribed thereto in Section 8(1).

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“Prospectus” means the (final) short form prospectus of the Corporation, and any amendments thereto, in respect of the distribution of the Offered Units and the Underlying Offered Securities, including the documents incorporated by reference therein.

“Prospectuses” means, collectively, the Preliminary Prospectus and the Prospectus.

“provide,” in the context of sending or making available Marketing Documents to a potential investor in Offered Units, has the meaning ascribed thereto under Applicable Securities Laws, whether in the context of a “road show” (as defined in NI 44-101) or otherwise.

“Qualifying Provinces” means the Provinces of British Columbia, Alberta and Ontario.

“Scythian Financial Statements” means, collectively, the Kitrinor Pre-RTO Audited Financial Statements, the Scythian Pre-RTO Audited Financial Statements, the Scythian Pre-RTO Interim Financial Statements and the Scythian Interim Financial Statements.

“Scythian Interim Financial Statements” means the unaudited condensed consolidated interim financial statements of the Corporation (except for the notice of no auditor review) as at and for the three and six months ended September 30, 2017 and related notes thereto.

“Scythian Pre-RTO Audited Financial Statements” means the consolidated audited financial statements of Scythian Biosciences Inc. as at and for the financial years ended March 31, 2017, 2016 and 2015, together with the notes thereto and the report of the auditors thereon.

“Scythian Pre-RTO Interim Financial Statements” means the unaudited condensed consolidated interim financial statements of Scythian Biosciences Inc. as at and for the three month period ended June 30, 2017;

“Scythian Options” means incentive stock options granted pursuant to Scythian’s incentive stock option plan and which each entitle the holder to purchase a Common Share pursuant to the terms thereof.

“Securities Commissions” means, collectively, the securities commissions or similar regulatory authorities in the Qualifying Provinces and “Securities Commission” means any of them.

“SEDAR” means the System for Electronic Document Analysis and Retrieval of the Canadian Securities Administrators.

“Selling Dealer Group” means the dealers and brokers other than the Underwriters who participate in the offer and sale of the Offered Units pursuant to this Agreement.

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“standard term sheet” has the meaning ascribed to such term in NI 41-101.

“Subsidiary” means a subsidiary in respect of the Corporation with the meaning of the OBCA.

“Supplementary Material” means, collectively, any amendment to the Preliminary Prospectus or Prospectus, any amended or supplemental Preliminary Prospectus or Prospectus or any ancillary material, statement or document which may be filed by or on behalf of the Corporation under Applicable Securities Laws relating to the qualification for distribution of the Offered Units and the Underlying Securities under Applicable Securities Laws.

“Transfer Agent” means TSX Trust Company in its capacity as transfer agent and registrar of the Corporation at its principal offices in the City of Toronto, Ontario.

“Underlying Offered Securities” means the Common Shares, Warrants and Warrant Shares underlying the Offered Units.

“Underlying Securities” means the Common Shares, Warrants and Warrant Shares underlying the Offered Units and the Private Placement Units.

“Underwriters” has the meaning ascribed thereto in the first paragraph of this Agreement.

“Underwriters’ Option” has the meaning ascribed thereto in the fourth paragraph of this Agreement.

“Underwriters’ Private Placement Option” has the meaning ascribed thereto in the seventh paragraph of this Agreement.

“Underwriting Fee” has the meaning ascribed thereto in Section 2(1).

“Units” has the meaning ascribed thereto in the first paragraph of this Agreement.

“Warrants” has the meaning ascribed thereto in the first paragraph of this Agreement.

“Warrant Indenture” means the warrant indenture to be entered into between the Corporation and the Transfer Agent dated as of the Closing Date, as amended or supplemented from time to time.

“Warrant Shares” means the Common Shares issuable upon exercise of the Warrants.

In this Agreement, “to the best of the Corporation’s knowledge, information and belief, after due inquiry”, or equivalent statement, means, a statement as to the knowledge of Jonathan Gilbert, Jonathan Held and David Schrader about the facts or circumstances to which such phrase related, after having made due and applicable inquiries and investigations in connection with such facts and circumstances that would ordinarily be made by senior officers of companies engaged in a similar industry the discharge of their duties, without special inquiry for the purpose of this Offering and the Concurrent Private Placement. In this Agreement, “to the knowledge of the Corporation”, or equivalent statement, means, a statement as to the actual knowledge of each of Jonathan Gilbert, Jonathan Held and David Schrader about the facts or circumstances to which such phrase related.

In addition, unless otherwise defined herein, capitalized terms shall have the meanings ascribed thereto in the Prospectuses.

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Section 2 Underwriting Fee

(1)	In consideration for their services in (i) underwriting the distribution of and purchasing the Offered Units, and (ii) the Concurrent Private Placement, the Corporation agrees to:

(a)	pay the Underwriters at the Closing Time a cash fee (the “Underwriting Fee”) equal to 7.0% of the aggregate gross proceeds received from the Offering and the Concurrent Private Placement (including any gross proceeds raised on exercise of the Underwriters’ Option and Underwriters’ Private Placement Option, as applicable (being a cash fee of $1.302 per Firm Unit and Private Placement Unit and, if applicable, at any Additional Closing Time, a fee of $1.302 per Option Unit and Private Placement Option Units sold); and

(b)	issue to the Underwriters at the Closing Time compensation options (“Compensation Options”) equal to 7% of the number of Units sold pursuant to the Offering and the Concurrent Private Placement (including any Units issued on exercise of the Underwriters’ Option or Underwriters’ Private Placement Option, as applicable) with each Compensation Option entitling the holder thereof to purchase one Unit (the “Compensation Option Units” with the underlying securities of the Compensation Option Units being the “Compensation Option Underlying Shares” and the “Compensation Option Underlying Warrants” with the Common Shares issuable upon exercise of the Compensation Option Underlying Warrants at a price of $22.00 for a period of 24 months following the Closing Date, being the “Compensation Option Underlying Warrant Shares”) at a price of C$18.60 for a period of 24 months following the Closing Date;

(2)	If the Compensation Options issuable pursuant to Section 2(1)(b) are unavailable or are unable to be issued for any reason on the terms described herein, the Corporation shall pay the Underwriters such other compensation of comparable value to the Compensation Options as may be agreed between the parties each acting reasonably.

(3)	For greater certainty, the services provided by the Underwriters in connection herewith will not be subject to the Goods and Services Tax and, if applicable, Harmonized Sales Tax (collectively, the “GST”) provided for in the Excise Tax Act (Canada) and any taxable supplies provided will be incidental to the exempt financial services provided. However, in the event that the Canada Revenue Agency determines that GST provided for in the Excise Tax Act (Canada) is exigible on the Underwriting Fee, the Corporation agrees to pay the amount of GST forthwith upon the request of the Underwriters. The Corporation also agrees to pay the Underwriters’ expenses as set forth in Section 10 hereof.

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Section 3 Qualification for Sale

(1)	The Corporation represents and warrants to the Underwriters that it is eligible to use the short form prospectus offering qualification system described in NI 44-101 for the distribution of the Offered Units and the Compensation Options.

(2)	The Corporation shall elect and comply with the Passport System and shall:

(a)	not later than 5:00 p.m. (Toronto time) on January 23, 2018, have prepared and filed the Preliminary Prospectus and other documents required under the Applicable Securities Laws with the Securities Commissions and designated the OSC as the principal regulator under the Passport System;

(b)	have obtained from the OSC a Preliminary Passport System Decision Document evidencing that a receipt for the Preliminary Prospectus has been issued or deemed to have been issued in each of the Qualifying Provinces;

(c)	forthwith after any comments with respect to the Preliminary Prospectus have been received from the Securities Commissions (or such later date as may be agreed to in writing by the Corporation and the Underwriters) use its best efforts to have:

(i)	prepared and filed the Prospectus and other documents required under the Applicable Securities Laws with the Securities Commissions by not later than 5:00 p.m. (Toronto time) on February 5, 2017; and

(ii)	obtained from the OSC a Final Passport System Decision Document evidencing that a receipt for the Prospectus has been issued or deemed to have been issued in each of the Qualifying Provinces,

and otherwise fulfilled all legal requirements to enable the Offered Units to be offered and sold to the public in each of the Qualifying Provinces through the Underwriters or any other investment dealer or broker registered in the applicable Qualifying Province and enable the Underlying Offered Securities, Compensation Options and Compensation Option Underlying Offered Securities to be issued as freely tradeable securities without the necessary of filing a prospectus in the Qualifying Provinces; and

(d)	promptly take all additional steps and proceedings that from time to time may be required under the Applicable Securities Laws to continue to qualify the Offered Units for distribution or, in the event that the Offered Units have, for any reason, ceased to so qualify, to again qualify the Offered Units for distribution to the public in each Qualifying Province until the completion of the distribution of the Offered Units and to ensure that the Underlying Offered Securities are freely tradeable in the Qualifying Provinces, save and except for a trade that is a control distribution.

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(3)	Prior to the filing of the Prospectuses and, during the period of distribution of the Offered Units, prior to the filing with any Securities Commissions of any Supplementary Material, press release, any document which amends the Disclosure Record or any documents incorporated by reference therein after the date hereof, the Corporation shall have allowed the Underwriters and the Underwriters’ counsel to participate fully in the preparation of, and, acting reasonably, to approve the form of such documents and to have reviewed any documents incorporated by reference therein.

(4)	During the period from the date hereof until completion of the distribution of the Offered Units, the Corporation shall allow the Underwriters to conduct all due diligence which it may reasonably require in order to fulfill their obligations as underwriters and in order to enable the Underwriters responsibly to sign the certificates required to be signed by them in the Prospectuses or in any Supplementary Material. Without limiting the generality of the foregoing, the Corporation shall make available its directors and senior management, and shall use commercially reasonable efforts to cause its current and former auditors and legal counsel to be available, to answer any questions which the Underwriters may have and to participate in one or more due diligence sessions to be held prior to the Closing Time or, if applicable, Additional Closing Time (collectively, the “Due Diligence Session”).

(5)	During the distribution of the Offered Units:

(a)	the Corporation and the Lead Underwriter shall approve in writing, prior to such time as marketing materials are provided to potential investors, a template version of any marketing materials reasonably requested to be provided by the Underwriters to any such potential investor, such marketing materials to comply with Applicable Securities Laws. The Corporation shall file a template version of such marketing materials with the Securities Commissions as soon as reasonably practicable after such marketing materials are so approved in writing by the Corporation and the Lead Underwriter and in any event on or before the day the marketing materials are first provided to any potential investor in Offered Units, and such filing shall constitute the Underwriters’ authority to use such Marketing Documents in connection with the Offering and the Concurrent Private Placement. Any comparables shall be redacted from the template version in accordance with NI 44-101 prior to filing such template version with the Securities Commissions and a complete template version containing such comparables and any disclosure relating to the comparables, if any, shall be delivered to the Securities Commissions by the Corporation. The Corporation shall prepare and file with the Securities Commissions a revised template version of any marketing materials provided to potential investors in respect of Offered Units where required under Applicable Securities Laws;

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(b)	the Corporation and the Underwriters, on a several (and not joint and not joint and several) basis, covenant and agree:

(i)	not to provide any potential investor of Offered Units with any marketing materials unless a template version of such marketing materials has been filed by the Corporation with the Securities Commissions on or before the day such marketing materials are first provided to any potential investor of Offered Units;

(ii)	not to provide any potential investor with any materials or information in relation to the distribution of the Offered Units or the Corporation other than: (a) such marketing materials that have been approved and filed in accordance with this Section 3(5); (b) the Preliminary Prospectus and the Prospectus; and (c) any standard term sheets; and

(iii)	that any marketing materials approved and filed in accordance with Section 3(5), and any standard term sheets shall only be provided to potential investors in the Qualifying Provinces and such other international jurisdictions as may be agreed to by the Corporation and the Lead Underwriter.

Section 4 Delivery of Prospectuses and Related Documents

The Corporation shall deliver or cause to be delivered without charge to the Underwriters and the Underwriters’ counsel the documents set out below at the respective times indicated:

(a)	prior to or contemporaneously, as nearly as practicable, with the filing with the Securities Commissions of each of the Preliminary Prospectus, the Prospectus and Supplementary Materials:

(i)	such number of copies of the Preliminary Prospectus, the Prospectus, and the Supplementary Materials signed as required by Applicable Securities Laws, as the Underwriters may request; and

(ii)	such number of copies of any documents incorporated by reference in the Preliminary Prospectus, the Prospectus or any Supplementary Materials, as the Underwriters may request;

(b)	if applicable, as soon as they are available, copies of any Supplementary Material signed as required by Applicable Securities Laws and including, in each case, copies of any documents incorporated by reference therein, which have not been previously delivered to the Underwriters; and

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(c)	prior to the filing of the Prospectus with the Securities Commissions, a customary “long-form” comfort letter(s) from the Corporation’s auditors, dated the date of the Prospectus, addressed to the Underwriters and satisfactory in form and substance to the Underwriters and the Underwriters’ counsel, acting reasonably, to the effect that they have carried out certain procedures performed for the purposes of comparing certain specified financial information and percentages appearing in the Prospectus and the documents incorporated therein by reference with indicated amounts in the financial statements or accounting records of the Corporation or other applicable entity or business and have found such information and percentages to be in agreement, which comfort letter(s) shall be based on the Corporation’s auditor’s review having a cut-off date of not more than two Business Days prior to the date of the Prospectus.

Comfort letters similar to the foregoing shall be provided to the Underwriters with respect to any Supplementary Material and any other relevant document at the time the same is presented to the Underwriters for their signature or, if the Underwriters’ signatures are not required, at the time the same is filed. All such comfort letters shall be in form and substance acceptable to the Underwriters, acting reasonably.

The deliveries referred to in Section 4(a) and Section 4(b) shall also constitute the Corporation’s consent to the use by the Underwriters and other members of the Selling Dealer Group of the Documents, the Prospectuses and any Supplementary Material in connection with the offering and sale of the Offered Units and the Underlying Offered Securities.

Section 5 Commercial Copies

The Corporation shall, as soon as possible but in any event not later than 2:00pm (local time at the place of delivery) on the Business Day following the date of receipt from the OSC of the Preliminary Passport System Decision Document or the Final Passport System Decision Document, as the case may be (or such other date or time as the Underwriters and the Corporation may agree), and no later than 2:00pm (local time) on the first Business Day after the execution of any Supplementary Material in connection with the Prospectuses, cause to be delivered to the Underwriters, without charge, commercial copies of the Preliminary Prospectus, the Prospectus or such Supplementary Material, in such numbers and in such cities as the Underwriters may reasonably request by oral or written instructions to the Corporation or the printer thereof given no later than the time when the Corporation authorizes the printing of the commercial copies of such documents.

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Section 6 Material Change and Certain Other Covenants of the Corporation

(1)	During the period of distribution of the Offered Units, Private Placement Units and the Underlying Securities, the Corporation will promptly inform the Underwriters in writing of the full particulars of:

(a)	any material change (actual, anticipated or threatened) in or affecting the business, revenues, assets, liabilities (absolute, accrued, contingent or otherwise), condition (financial or otherwise) or results of operations of the Corporation;

(b)	any change in any material fact contained or referred to in the Preliminary Prospectus, the Prospectus or any Supplementary Material; and

(i)	render the Preliminary Prospectus, the Prospectus, any marketing materials, or any Supplementary Material untrue, false or misleading in any material respect;

(ii)	result in a misrepresentation in the Preliminary Prospectus, the Prospectus, any marketing materials, or any Supplementary Material; or

(iii)	result in the Preliminary Prospectus, the Prospectus, any marketing materials, or any Supplementary Material not complying in any material respect with Applicable Securities Laws,

provided that if the Corporation is uncertain as to whether a material change, change, occurrence or event of the nature referred to in this Section has occurred or been discovered, the Corporation shall promptly inform the Underwriters of the full particulars of the occurrence giving rise to the uncertainty and shall consult with the Underwriters as to whether the occurrence is of such nature prior to making any filing referred to in Section 6(3), and, in any event, prior to making any filing pursuant to this Agreement.

(2)	During the period of distribution of the Offered Units, Private Placement Units and the Underlying Securities, the Corporation will promptly inform the Underwriters in writing of the full particulars of:

(a)	any request of any Securities Commission or similar regulatory authority for any amendment to, or to suspend or prevent the use of, the Preliminary Prospectus, the Prospectus, or any other part of the Disclosure Record or for any additional information of a material nature;

(b)	the issuance by any Securities Commission or similar regulatory authority, the Exchange or any other competent authority of any order to cease or suspend trading of any securities of the Corporation or of the institution or threat of institution of any proceedings for that purpose; and

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(c)	the receipt by the Corporation of any communication from any Securities Commission or similar regulatory authority, the Exchange or any other competent authority relating to the Preliminary Prospectus and the Prospectus, any part of the Disclosure Record or the distribution of the Offered Units and Private Placement Units.

(3)	The Corporation will promptly comply, to the reasonable satisfaction of the Underwriters and the Underwriters’ counsel, with Applicable Securities Laws with respect to any material change, change, occurrence or event of the nature referred to in Section 6(1) or Section 6(2) above and the Corporation will prepare and file promptly at the Underwriters’ request, acting reasonably, any amendment to the Prospectuses, or Supplementary Material as may be required under Applicable Securities Laws; provided that the Corporation shall have allowed the Underwriters and the Underwriters’ counsel to participate fully in the preparation of any Supplementary Material, to have reviewed any other documents incorporated by reference therein and to conduct all due diligence investigations which the Underwriters may reasonably require in order to fulfill their obligations as underwriters and in order to enable the Underwriters responsibly to sign the certificate required to be signed by them in, or in connection with, any Supplementary Material, such approval not to be unreasonably withheld and to be provided in a timely manner.

(4)	The Corporation will use commercially reasonable efforts to maintain its status as a “reporting issuer” (or the equivalent thereof) not in default of the requirements of the Applicable Securities Laws in each of the Qualifying Provinces, and following the filing of the Prospectus in each of the Qualifying Provinces which have such a concept, to the date that is at least 24 months following the Closing Date, provided that the foregoing requirement is subject to the obligations of the directors to comply with their fiduciary duties to the Corporation and provided that this covenant shall not prevent the Corporation from completing any transaction (an “Excluded Transaction”) which would result in the Corporation ceasing to be a “reporting issuer” so long as the holders of Common Shares receive securities of an entity which is listed on a stock exchange or over-the-counter market or cash or the holders of the Common Shares have approved the transaction in accordance with the requirements of Applicable Securities Laws.

(5)	The Corporation will use commercially reasonable efforts to maintain the listing of the Common Shares (including the Warrant Shares, the Compensation Option Underlying Shares and the Compensation Option Underlying Warrant Shares) on the Exchange or any other recognized stock exchange or quotation system, for a period of at least 24 months following the Closing Date, provided that the foregoing requirement is subject to the obligations of the directors to comply with their fiduciary duties to the Corporation and provided that this covenant shall not prevent the Corporation from completing an Excluded Transaction.

(6)	The Corporation will, provided it receives payment therefor, ensure that at the Closing Time the Unit Shares have been duly and validly issued as fully paid and non-assessable Common Shares and that the Warrants and the Compensation Options have been created and validly issued as fully paid and non-assessable securities.

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(7)	The Corporation will ensure that the Warrant Shares, upon the due exercise of the Warrants in accordance with their terms, shall be duly issued as fully paid and non-assessable shares in the capital of the Corporation on payment of the purchase price therefor.

(8)	Ensure that, upon due exercise of the Compensation Options in accordance with their terms, (i) the Compensation Option Underlying Shares shall be duly issued as fully paid and non-assessable shares in the capital of the Corporation on payment of the purchase price therefor and (ii) the Compensation Option Underlying Warrants will be created and validly issued as fully paid and non-assessable securities.

(9)	Ensure that, upon due exercise of the Compensation Option Underlying Warrants in accordance with their terms, the Compensation Option Underlying Warrant Shares shall be duly issued as fully paid and non-assessable shares in the capital of the Corporation on payment of the purchase price therefor.

(10)	The Corporation will use (i) the proceeds of the Offering in the manner specified in the Prospectus under the heading “Use of Proceeds”, except for circumstances where, for sound business reasons, a reallocation of the net proceeds may be necessary and (ii) the proceeds of the Concurrent Private Placement in the manner specified in the Private Placement Subscription Agreement.

(11)	The Corporation will not complete any stock splits as contemplated by the Corporation’s January 17, 2018 press release or otherwise until such time as the Offering is completed and any period where the Underwriters’ Option can be exercised has expired.

Section 7 Representations and Warranties of the Corporation

(1)	Each delivery of the Preliminary Prospectus, the Prospectus, and any Supplementary Material pursuant to Section 4 or Section 6(3) above shall constitute a representation and warranty to the Underwriters by the Corporation (and the Corporation hereby acknowledges that each of the Underwriters is relying on such representations and warranties in entering into this Agreement) that:

(a)	all of the information and statements (except information and statements furnished in writing by and relating solely to the Underwriters) contained in the Preliminary Prospectus, the Prospectus, or any Supplementary Material, as applicable, including, without limitation, the documents incorporated by reference therein, as the case may be:

(i)	are at the respective dates of such documents, true and correct in all material respects;

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(ii)	contain no misrepresentation; and

(iii)	constitute full, true and plain disclosure of all material facts relating to the Corporation and the Offered Units and the Underlying Offered Securities;

(b)	the Preliminary Prospectus, the Prospectus, or any Supplementary Material, as applicable, including, without limitation, the documents incorporated by reference, as the case may be, comply in all material respects with the Applicable Securities Laws, including without limitation NI 44-101; and

(c)	there has been no intervening material change (actual, proposed or prospective, whether financial or otherwise), from the date of the Preliminary Prospectus, the Prospectus, and any Supplementary Material to the time of delivery thereof, in the business, operations, revenues, capital, properties, assets, liabilities (absolute, accrued, contingent or otherwise), condition (financial or otherwise) or results of operations of the Corporation.

(2)	In addition to the representations and warranties contained in Section 7(1) hereof, the Corporation represents and warrants to, and covenants with, the Underwriters, and acknowledges that each of the Underwriters is relying upon such representations, warranties and covenants in entering into this Agreement, that:

(a)	the Corporation and each of the Subsidiary have been duly incorporated and organized and are validly subsisting under the laws of the jurisdiction of their incorporation and have all requisite corporate capacity, authority and power to carry on their business, as now conducted and as presently proposed to be conducted by them, and to own, lease and operate their properties and assets;

(b)	the Corporation and the Subsidiary are duly registered to do business and are in good standing in each jurisdiction in which the character of its properties, owned or leased, or the nature of its activities make such registration necessary, except where the failure to be so registered or in good standing would not result in a material adverse effect;

(c)	the Corporation’s sole subsidiary Subsidiary is Scythian Biosciences Inc. The Corporation is not “affiliated” with or a “holding corporation” of any other body corporate (each within the meaning of the OBCA), and is not a partner of any partnerships or limited partnerships;

(d)	the Corporation has full corporate capacity, power and authority to enter into this Agreement, the Private Placement Subscription Agreement, the Warrant Indenture and the Compensation Options, to perform its obligations set out herein and therein, and this Agreement has been and the Private Placement Subscription Agreement, Warrant Indenture and the Compensation Options, will, on the Closing Date and, if applicable, any Additional Closing Date, be duly authorized, executed and delivered by the Corporation and the Private Placement Subscription Agreement, the Warrant Indenture and the Compensation Options will, on the Closing Date and, if applicable, any Additional Closing Date, be legal, valid and binding obligations of the Corporation enforceable against the Corporation in accordance with their respective terms, subject to the general qualifications that:

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(i)	enforceability may be limited by bankruptcy, insolvency, moratorium, reorganization or other laws affecting creditors’ rights generally;

(ii)	equitable remedies, including the remedies of specific performance and injunctive relief, are available only in the discretion of the applicable court;

(iii)	the courts in Canada having jurisdiction may have equitable or statutory powers to stay proceedings before them and the execution of judgments;

(iv)	rights to indemnity and contribution hereunder may be limited under applicable law;

(v)	the applicable laws regarding limitations of actions;

(vi)	the enforceability of provisions which purport to sever any provision which is prohibited or unenforceable under applicable law without affecting the enforceability or validity of the remainder of such document would be determined only in the discretion of the court;

(vii)	the enforceability of the provisions exculpating a party from liability or duty otherwise owed by it to another and certain remedial terms and waivers of equitable defences provided for in such agreement or other document may be limited under applicable law;

(viii)	the requirement of a court that the discretionary powers expressed to be conferred on any party to such agreement, indenture or other document be exercised reasonably and in good faith notwithstanding any provisions to the contrary and the possibility that such court may decline to accept as conclusive factual or legal determinations described as conclusive therein; and

(ix)	the fact that costs of and incidental to all proceedings authorized to be taken in court are in the discretion of the court and that the court has full power to determine by whom and to what extent such costs shall be paid;

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(e)	the Corporation has full corporate power and authority to issue the Offered Units, the Private Placement Units, the Underlying Securities, the Compensation Options and the Compensation Option Underlying Securities, and to grant the Underwriters’ Option and the Underwriters’ Private Placement Option and, upon receipt of full payment therefor, at the Closing Time or, if applicable, any Additional Closing Time, the Underlying Securities, the Compensation Options and the Compensation Option Underlying Securities will be duly and validly authorized, allotted and reserved for issuance and, at the time of their issuance, the Common Shares underlying the Offered Units and Private Placement Units will have been duly and validly issued as fully paid and non-assessable Common Shares, the Warrants will have been duly and validly issued and, upon due exercise of the Warrants, in accordance with the terms of the Warrant Indenture, the Warrant Shares will be duly and validly issued as fully paid and non-assessable Warrant Shares, the Compensation Options will have been duly and validly issued and, upon due exercise of the Compensation Options, in accordance with the terms of thereof, the Compensation Option Underlying Shares will be duly and validly issued as fully paid and non-assessable Compensation Option Underlying Shares, the Compensation Option Underlying Warrants will be duly and validly issued as fully paid and non-assessable Compensation Option Underlying Warrants and the Compensation Option Underlying Warrant Shares will be duly and validly issued as fully paid and non-assessable Compensation Option Underlying Warrant Shares;

(f)	the Corporation has the necessary power and authority to sign, deliver and file the Prospectuses and all Supplementary Materials and all necessary action has been taken, or will be taken prior to filing thereof, by the Corporation to authorize the signing, delivery and filing thereof;

(g)	each of the Corporation and the Subsidiary has conducted and is conducting and will conduct its businesses in compliance in all material respects with all applicable laws, rules and regulations and, in particular, all applicable controlled substance laws, regulations or by-laws or other lawful requirements of any governmental or regulatory bodies applicable to it of each jurisdiction in which it carries on business and holds all licences, permits, registrations and qualifications in all jurisdictions in which it carries on business which are necessary or desirable to carry on the business of the Corporation and the Subsidiary as now conducted and as contemplated to be conducted in the Prospectuses (except where the failure to so conduct its business or to hold such licences, permits, registrations or qualifications would not, individually or in the aggregate, result in material adverse effect) of the Corporation or the Corporation’s properties or assets), all such licences, permits, registrations or qualifications are valid and existing and in good standing (except where the lack of such valid or existing license would not have any material adverse effect on the business of the Corporation) and none of such licences, permits, registrations or qualifications contains any burdensome term, provision, condition or limitation which has or is likely to have any material adverse effect on the business of the Corporation or the Subsidiary as now conducted or as proposed to be conducted;

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(h)	to the knowledge of the Corporation, there is no legislation, or proposed legislation to be published by a legislative body, which it anticipates will materially and adversely affect the business, affairs, operations, assets, liabilities (contingent or otherwise) or prospects of the Corporation or the Subsidiary;

(i)	the Corporation is not in default or breach of, and the execution and delivery of, and the performance of and compliance with the terms of, this Agreement, the Private Placement Subscription Agreement, the Warrant Indenture or the Compensation Options and the performance of any of the transactions or issuance of any securities contemplated hereby and thereby by the Corporation, do not and will not result in any breach of, or constitute a default under, and do not and will not create a state of facts which, after notice or lapse of time or both, will result in a breach of or constitute a default under, any applicable laws or any term or provision of the articles, by laws or resolutions of the directors or shareholders of the Corporation or any note, indenture, contract, agreement (written or oral), instrument, lease or other document to which the Corporation is a party or by which it is bound, or any judgment, decree, order, statute, rule or regulation applicable to the Corporation, which default or breach might reasonably be expected to result in a material adverse effect;

(j)	there has not been any material change in the assets, liabilities or obligations (absolute, contingent or otherwise) of the Corporation from the position set forth in the Scythian Financial Statements and there has not been any material adverse change in the business, operations, capital or condition (financial or otherwise) or results of the operations of the Corporation since the date of the Scythian Financial Statements other than as described in the Prospectus and, since that date, there have been no material facts, transactions, events or occurrences which could materially adversely affect the capital, assets, liabilities (absolute, accrued, contingent or otherwise), business, operations or condition (financial or otherwise) or results of the operations of the Corporation other than as described in the Prospectus, which have not been disclosed in the manner required pursuant to Applicable Securities Laws;

(k)	the minute books of the Corporation and the Subsidiary are, in all material respects, true and correct and contain copies of all minutes of all meetings and all resolutions of the directors, committees of directors and shareholders of the Corporation and the Subsidiary, as applicable, and all such meetings were duly called and properly held and all resolutions were properly adopted;

(l)	the books of account and other records of the Corporation and the Subsidiary, whether of a financial or accounting nature or otherwise, have been maintained in accordance with prudent business practices;

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(m)	the Scythian Financial Statements: (i) fairly present, in all material respects, the financial position and condition of the Corporation at the dates thereof and the results of the operations of the Corporation for the periods then ended and reflect all assets, liabilities or obligations (absolute, accrued, contingent or otherwise) of the Corporation as at the dates thereof; (ii) have been prepared in conformity with IFRS, applied on a consistent basis throughout the periods involved; and (iii) do not contain any misrepresentations with respect to the periods involved;

(n)	the Corporation has filed all tax returns required to be filed by it, has paid all taxes due and payable by it and have paid all assessments and reassessments and all other taxes, governmental charges, penalties, interest and other fines due and payable by it and which were claimed by any governmental authority to be due and owing and adequate provision has been made for taxes payable for any completed fiscal period for which tax returns are not yet required and there are no agreements, waivers, or other arrangements providing for an extension of time with respect to the filing of any tax return or payment of any tax, governmental charge or deficiency by the Corporation and, to the best of the knowledge, information and belief of the Corporation, there are no actions, suits, proceedings, investigations or claims threatened or pending against the Corporation or the Subsidiary in respect of taxes, governmental charges or assessments or any matters under discussion with any governmental authority relating to taxes, governmental charges or assessments asserted by any such authority. The Corporation has duly and timely withheld from any amount paid or credited by it to or for the account or benefit of any person, including any employee, officer, director, or non-resident person, the amount of all taxes and other deductions required by applicable law to be withheld and has duly and timely remitted the withheld amount to the appropriate taxing or other authority and has duly and timely issued tax reporting slips or returns in respect of any amount so paid or credited by it as required by applicable law;

(o)	there is no material contingent tax liability of the Corporation or its predecessors or, to the best of the Corporation’s knowledge, information and belief, after due inquiry, any grounds which will prompt a reassessment;

(p)	the Corporation is not a party to, or bound by, any agreement or guarantee, indemnification other than an indemnification of directors and officers of the Corporation in accordance with the by-laws of the Corporation and the Subsidiary, as applicable, and applicable laws and other than indemnities in favour of agents or underwriters in connection with an issuance of securities or like transactions;

(q)	the Corporation does not have any loans or other indebtedness outstanding which have been made to or from any of their shareholders, directors, officers or employees or any other person not dealing at arm’s length with the Corporation that are currently outstanding;

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(r)	except as would not be reasonably expected to have a material adverse effect on the Corporation, there is not (or are not) (i) any order or directive from any regulatory authority which relates to environmental matters and which requires any material work, repairs, construction, or capital expenditures relating to the Corporation or any of its business undertakings, (ii) any demand or notice from any regulatory authority with respect to the material breach of any environmental, health or safety law applicable to the Corporation or any of its business undertakings, including, without limitation, any regulations respecting the use, storage, treatment, transportation, or disposition of environmental contaminants, or (iii) any spills, releases, deposits or discharges of hazardous or toxic substances, contaminants or wastes, which have not been rectified, on any of the properties or assets owned or leased by the Corporation or in which it has an interest or over which it has control.

(s)	the Corporation is not subject to any contingent or other liability relating to the restoration or rehabilitation of land, water or any other part of the environment (except for those derived from its operations in the ordinary course of business) or non-compliance with Environmental Law which could, individually or in the aggregate, reasonably be expected to result in a material adverse effect;

(t)	the Corporation holds all material authorizations required under Environmental Laws in connection with the operation of its business and the ownership and use of its assets, and neither the Corporation nor any of its assets is the subject of any investigation, evaluation, audit or review not in the ordinary and regular course by any governmental entity to determine whether any violation of environmental laws has occurred or is occurring, and the Corporation is not subject to any known environmental liabilities;

(u)	neither the Corporation nor any Subsidiary owns or leases any real property;

(v)	the attributes and characteristics of the Offered Units, Private Placement Units and the Underlying Securities conform in all material respects to the attributes and characteristics thereof described in the Prospectuses and the Private Placement Subscription Agreement, as applicable;

(w)	there are no actions, suits, proceedings or inquiries, pending or threatened against or affecting the Corporation, at law or in equity or before or by any Governmental Authorities which in any way materially adversely affects, or could reasonably be expected to materially adversely affect, the assets, properties, business, operations or condition (financial or otherwise) of the Corporation or which affects or may affect the distribution of the Offered Units or Private Placement Offered Units and the Corporation is not aware of any existing ground on which such action, proceeding or inquiry might be commenced;
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(x)	the information and statements set forth in the Disclosure Record, as such relate to the Corporation, were true, correct and complete in all material respects and did not contain any misrepresentation, as of the respective dates of such information or statements, the Disclosure Record complies with Applicable Securities Laws in all material respects, no material change has occurred in relation to the Corporation which is not disclosed in the Disclosure Record and the Corporation has not filed any confidential material change reports which continue to be confidential. The Corporation is not aware of any circumstances presently existing under which liability is or would reasonably be expected to be incurred under Part XXIII.1 – Civil Liability for Secondary Market Disclosure of the Securities Act (Ontario) and analogous provisions under Canadian Securities Laws in the other Qualifying Provinces;

(y)	the authorized capital of the Corporation consists of the classes of shares as described in the Prospectuses of which 5,426,204 Common Shares are issued and outstanding as at the date hereof and such outstanding Common Shares are fully paid and non-assessable. Additionally, there are presently outstanding: (i) 335,625 Scythian Options, (ii) 563,883 warrants to purchase Common Shares, and (iii) 200,000 deferred share units;

(z)	the definitive forms of certificates for the Common Shares, Warrants and Compensation Options have been or will be prior to the Closing Date duly approved and adopted by the Corporation and will comply with all legal requirements relating thereto, as applicable;

(aa)	other than as disclosed in the Prospectuses, as at the date hereof, no person, firm, corporation or other entity holds any securities convertible or exchangeable into securities of the Corporation or now has any agreement, warrant, option, right or privilege (whether pre-emptive or contractual) being or capable of becoming an agreement for the purchase, subscription or issuance of any unissued shares, securities (including convertible securities) or warrants of the Corporation;

(bb)	the Corporation has no liabilities, obligations, indebtedness or commitments, whether accrued, absolute, contingent or otherwise, which are not disclosed or referred to in the Scythian Financial Statements respectively, or referred to or disclosed in the Prospectuses, other than liabilities, obligations, or indebtedness or commitments (i) incurred in the normal course of business; or (ii) which would not result in a material adverse effect;

(cc)	based upon representations made by the Corporation’s auditors, MNP LLP, Chartered Accountants, are independent chartered accountants with respect to the Corporation as required by Applicable Securities Laws;

(dd)	there has not been any reportable disagreement (within the meaning of Section 4.11 of NI 51-102) with the Corporation’s auditors, and there was no reportable disagreement with the Corporation’s former auditors and the Corporation has no current intention to change auditors;

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(ee)	the Corporation maintains, and will maintain, a system of internal accounting controls sufficient to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with IFRS and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences;

(ff)	the Corporation’s board of directors has validly appointed an audit committee whose composition satisfies the requirements of NI 52-110 – Audit Committees, and the audit committee of the Corporation operates in accordance with all material requirements of such instrument;

(gg)	the Corporation has no property or assets that, in accordance with good industry practice, would normally be covered by appropriate insurance;

(hh)	as of the date hereof, the Corporation is a “reporting issuer” in the Provinces of Ontario, British Columbia and Alberta within the meaning of Applicable Securities Laws in such jurisdictions, and the Corporation is not currently in material default of any requirement of the Applicable Securities Laws of such jurisdictions and the Corporation is not included on a list of defaulting reporting issuers maintained by any of the Securities Commissions of such jurisdictions;

(ii)	all material bonuses, commissions, salaries and other amounts owing to employees are reflected and have been accrued in the books of account of the Corporation;

(jj)	none of the directors, officers or employees of the Corporation, or any person who owns, to the knowledge of the Corporation, directly or indirectly, more than 10% of the Common Shares of the Corporation, or any associate or affiliate of any of the foregoing, had or has any material interest, direct or indirect, in any material transaction or any proposed material transaction with the Corporation which, as the case may be, materially affects, is material to or will materially affect the Corporation other than as set out in the Documents;

(kk)	the issued and outstanding Common Shares are listed and posted for trading on the Exchange, the Corporation has applied to list the Unit Shares, the Compensation Option Underlying Shares and the Compensation Option Underlying Warrant Shares to be issued pursuant to the Offering and the Concurrent Private Placement on the Exchange, and the Corporation is in compliance in all material respects with the by-laws, rules and regulations of the Exchange;

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(ll)	no order ceasing or suspending the trading in securities of the Corporation or prohibiting the sale of securities by the Corporation has been issued by an exchange or securities regulatory authority, and no proceedings for this purpose have been instituted, or are, to the knowledge of the Corporation, pending, contemplated or threatened;

(mm)	to the knowledge of the Corporation, none of its directors or officers are subject to an order or ruling of any securities regulatory authority or stock exchange prohibiting such individual from acting as a director or officer of a public company or of a company listed on a particular stock exchange;

(nn)	with respect to forward-looking information contained in the Corporation’s public disclosure documents filed on SEDAR, including for certainty the Documents Incorporated by Reference:

(i)	the Corporation has a reasonable basis for the forward-looking information;

(ii)	all material forward-looking information is identified as such, and all such documents cautions users of forward-looking information that actual results may vary from the forward-looking information and identifies material risk factors that could cause actual results to differ materially from the forward-looking information; and accurately states the material factors or assumptions used to develop forward-looking information;

(iii)	all future-oriented financial information and each financial outlook: (A) has been prepared in accordance with IFRS, using the accounting policies the Corporation expects to use to prepare its historical financial statements for the period covered by the future-oriented financial information or the financial outlook; (B) presents fully, fairly and correctly in all material respects the expected results of the operations for the periods covered thereby; (C) is based on assumptions that are reasonable in the circumstances, reflect the Corporation’s intended course of action, and reflect management’s expectations concerning the most probable set of economic conditions during the periods covered thereby; and

(iv)	is limited to a period for which the information in the future-oriented financial information or financial outlook can be reasonably estimated;

(oo)	the Corporation is not a party to any shareholder rights plan or any other form of plan, agreement, contract or instrument that shall trigger any rights to acquire Common Shares or other securities of the Corporation;

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(pp)	no officer, director, employee or any other person not dealing at arm’s length with the Corporation or any associate or affiliate of any such person, owns, has or is entitled to any royalty, net profits interest or any other encumbrances or claims of any nature whatsoever against the Corporation or its assets;

(qq)	other than as provided for in this Agreement and as described in the Prospectuses, the Corporation has not incurred any obligation or liability, contingent or otherwise, for brokerage fees, finder’s fees, agent’s commission or other similar forms of compensation with respect to the Offering or the Concurrent Private Placement;

(rr)	other than as described in the Prospectuses, no other party is in default in the observance or performance of any term or obligation to be performed by it under any contract to which the Corporation is a party or by which they are bound which is material to the business of the Corporation and no event has occurred which with notice or lapse of time or both would directly or indirectly constitute such a default, in any such case which default or event would reasonably be expected to have a material adverse effect on the assets or properties, business, results of operations, prospects or condition (financial or otherwise) of the Corporation;

(ss)	no Securities Commission in Canada or any other securities commission, the Exchange or similar regulatory authority has issued any order which is currently outstanding preventing or suspending trading of any securities of the Corporation and no proceedings for this purpose have been instituted or are, to the Corporation’s knowledge, pending, contemplated or threatened; and the Corporation is not in default of any material requirement of Applicable Securities Laws;

(tt)	other than this Agreement or as described in the Prospectuses, there are no material contracts or agreements which have or which might have or create any material obligation to the Corporation or from which they derive or could derive any material benefit or which are required by the Corporation to carry on its business as now conducted by it or as is now proposed to be carried on by it;

(uu)	to the best of the Corporation’s knowledge after reasonable inquiry, no insider of the Corporation has a present intention to sell any securities of the Corporation held by it;

(vv)	neither the Corporation nor, to the best of the knowledge of the Corporation, any of its shareholders is a party to any unanimous shareholders agreement, pooling agreement, voting trust or other similar type of arrangements in respect of outstanding securities of the Corporation;

(ww)	TSX Trust Company, at its principal office in the City of Toronto, has been duly appointed as transfer agent and registrar for the Common Shares and at the Closing Time will be duly appointed as the warrant agent and registrar for the Warrants;

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(xx)	the Corporation directly or indirectly owns all of the outstanding shares of its Subsidiary, and no person, firm, corporation or other entity holds any securities convertible or exchangeable into securities of the Subsidiary or has any agreement, warrant, option, right or privilege (whether pre-emptive or contractual) being or capable of becoming an agreement for the purchase or issuance of any treasury shares or other treasury securities of the Subsidiary;

(yy)	except for such rights or obligations as have been incurred in the ordinary course of business, the Corporation has no rights to purchase or obligations to sell or otherwise dispose of the Corporation’s assets, properties or undertakings to third parties under any agreements;

(zz)	the Corporation is in compliance with all applicable laws respecting employment and employment practices, terms and conditions of employment and wages and hours, and are not engaged in any unfair labour practices, except where non-compliance would not result in a material adverse effect;

(aaa)	the Corporation owns or has the valid rights to use all of the Intellectual Property that is material to the conduct of the business of the Corporation as currently conducted (and had all rights necessary to carry out its former activities at such time as such activities were being conducted) and the Corporation does not use or hold any third party Intellectual Property;

(bbb)	except where such infringement, impairment or conflict would not result in a material adverse effect, the conduct of the business of the Corporation as currently conducted does not infringe or otherwise impair or conflict with any Intellectual Property rights of any third party or any confidentiality obligation owed to a third party, and the Intellectual Property owned by the Corporation which is material to the conduct of the business of the Corporation as currently conducted is not being infringed by any third party;

(ccc)	the Corporation does not have any “off-balance sheet arrangements” as such term is described under IFRS other than in the normal course of the Corporation’s business, but which are not material in any event, other than as disclosed in the financial statements of the Corporation, management’s discussion and analysis and the Prospectuses;

(ddd)	the Corporation is in compliance with all applicable laws respecting occupational health and safety and worker’s compensation, except where non-compliance would not result in a material adverse effect, and the Corporation has not received any notice of any outstanding claims, complaints, investigations or orders under any such applicable laws or from any of its customers with respect to its safety conditions or practices;

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(eee)	no proceedings have been taken, are pending or authorized by the Corporation or by any other person in respect of the bankruptcy, insolvency, liquidation or winding up of any of the Corporation or the Subsidiary;

(fff)	to the best of the Corporation’s knowledge, information and belief, after due inquiry and other than as disclosed to the Underwriters, none of the officers or directors of any of the Corporation has any direct or indirect ownership interest in any firm or corporation which competes with any of the Corporation or the Subsidiary other than as a passive investment;

(ggg)	the Corporation has taken commercially reasonable precautions and used commercially reasonable efforts to protect and to secure the confidentiality of its trade secrets and other proprietary and confidential information;

(hhh)	the Corporation is in compliance with all privacy laws applicable to it and it has not received written notice of any request, complaint, investigation, inquiry or claim relating to its handling of personal information, save and except for acts of non-compliance which would not result in a material adverse effect;

(iii)	the Corporation has not, directly or indirectly, declared or paid any dividends or declared or made any other distribution on any of its shares of any class and has not, directly or indirectly, redeemed, purchased or otherwise acquired any of its shares of any class or agreed to do so;

(jjj)	no event of default or breach of any covenant has occurred under any of the Corporation’s existing banking and lending agreements which has not been cured except where such event of default or breach would not reasonably be expected to result in a material adverse effect;

(kkk)	the Corporation has not made any significant acquisition as such term is defined in Part 8 of NI 51-102 in the current financial year or prior financial years in respect of which historical and/or pro forma financial statements or other information would be required to be included or incorporated by reference into the Prospectuses and for which a business acquisition report has not been filed under NI 51-102, the Corporation has not entered into any agreement or arrangement in respect of a transaction that would be a significant acquisition for the purposes of Part 8 of NI 51-102 and there are no proposed acquisitions by the Corporation that have progressed to the state where a reasonable person would believe that the likelihood of the Corporation completing such acquisition is high and would be a significant acquisition for the purposes of Part 8 of NI 51-102 if completed as of the date of the Final Prospectus;

(lll)	the operations of the Corporation are and have been conducted at all times in compliance with the anti-money laundering statutes of all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any governmental agency to which they are subject (collectively, the “Anti-Money Laundering Laws”) and no action, suit or proceeding by or before any Governmental Authority or any arbitrator involving the Corporation with respect to the Anti-Money Laundering Laws is, to the knowledge of the Corporation, pending or threatened;

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(mmm)	neither the Corporation nor, to the knowledge of the Corporation, any officer, director, employee or agent of the Corporation has, directly or indirectly (a) paid or delivered any fee, commission or other sum of money or item of property, however characterized, to any broker, finder, agent, client representative, employee, political party or campaign, government official or other person, which any officer, director, employee or agent of the Corporation knew or had reason to believe, or ought to have known, was in violation of the Corruption of Foreign Public Officials Act (Canada), the United States Foreign Corrupt Practices Act of 1977, as amended, or any applicable law implementing the provisions of the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, or the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada); or (b) made or received a bribe, rebate, payoff, influence payment, kickback or other unlawful payment;

(nnn)	the Corporation has not been, nor to the knowledge of the Corporation, has any director, officer, agent, employee, affiliate or person acting on behalf of the Corporation been or is currently subject to any United States sanctions administered by the Office of Foreign Assets Control of the United States Treasury Department (“OFAC”); and the Corporation will not directly or indirectly use any proceeds of the Offering or the Concurrent Private Placement, or lend, contribute or otherwise make available such proceeds to the Corporation or to any affiliated entity, joint venture partner or other person or entity, to finance any investments in, or make any payments to, any country or person targeted by any of the sanctions of the United States administered by OFAC;

(ooo)	the Corporation has not withheld and will not withhold from the Underwriters prior to the Closing Time any material facts relating to the Corporation, the Subsidiary or the Offering or the Concurrent Private Placement; and

(ppp)	other than the Underwriters pursuant to this Agreement, there is no person acting or purporting to act at the request of the Corporation or the Subsidiary who is entitled to any brokerage, agency or other fiscal advisory or similar fee in connection with the transactions contemplated herein.

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Section 8 Indemnity

(1)	The Corporation and the Subsidiary (collectively, the “Indemnitor”) shall indemnify and save harmless the Underwriters and their affiliates, directors, partners, officers, employees, advisors and agents (collectively, the “Indemnified Parties”) from and against all claims, demands, actions, suits, investigations and proceedings (collectively, “Proceedings”) and all losses (other than loss of profits), expenses, costs, fees, damages, obligations, payments and liabilities (collectively “Liabilities”), whether joint or several, (including without limitation all statutory duties and obligations, all amounts paid to settle any action or to satisfy any judgment or award and all legal fees and disbursements actually incurred) which now or any time hereafter are suffered or incurred by the Indemnified Party by reason of any event, act or omission in any way connected, directly or indirectly with the performance of professional services rendered to the Corporation by the Indemnified Parties hereunder or otherwise in connection with the matters referred to in this Agreement, and to reimburse each Indemnified Party forthwith, upon demand, for any legal or other expenses reasonably incurred by such Indemnified Party in connection with any Proceedings. This indemnity shall not apply to the extent that a court of competent jurisdiction in a final judgment that has become non-appealable shall determine that such Liabilities were solely caused by the gross negligence, wilful misconduct or fraud of the Indemnified Party.

(2)	The Corporation hereby waives its right to recover contribution from the Underwriters with respect to any liability of the Corporation by reason of or arising out of any misrepresentation in the Prospectuses, in any Supplementary Materials or Private Placement Subscription Agreement or other documents provided, however, that such waiver shall not apply in respect of liability caused or incurred by reason of or arising out of: (i) any misrepresentation which is based upon information relating solely to the Underwriters contained in such document and furnished to the Corporation by the Underwriters expressly for inclusion in such document; or (ii) any failure by the Underwriters to provide to prospective subscribers of Offered Units any document which the Corporation is required to provide to such prospective subscribers and which the Corporation has provided to the Underwriters to forward to such prospective subscribers.

(3)	If any Proceeding is brought, instituted or threatened in respect of any Indemnified Party which may result in a claim for indemnification under this Agreement, such Indemnified Party shall promptly after receiving notice thereof, notify the Corporation, in writing, and the Corporation shall be entitled (but not required) to assume conduct of the defence thereof and retain counsel on behalf of the Indemnified Party who is reasonably satisfactory to the Indemnified Party, to represent the Indemnified Party in such Proceeding and the Corporation shall pay the fees and disbursements of such counsel and all other expenses of the Indemnified Party relating to such Proceeding as incurred. Failure to so notify the Corporation shall not relieve the Corporation from liability except and only to the extent that the failure materially prejudices the Corporation’s ability to defend such claim. If the Corporation assumes conduct of the defence for an Indemnified Party, the Indemnified Party shall, except when a conflict of interest as described in Section 8(4) exists and counsel to the Indemnified Party advises the Indemnified Party that such action would be prejudicial to the interests of the Indemnified Party, fully cooperate in the defence including, without limitation, the provision of documents, appropriate officers and employees to give witness statements, attend examinations for discovery, make affidavits, meet with counsel, testify and divulge all information reasonably required to defend or prosecute the Proceedings;

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(4)	In any such Proceeding contemplated by Section 8(3), the Indemnified Party shall have the right to employ separate counsel and to participate in the defence thereof if:

(a)	the Indemnified Party has been advised by legal counsel that there may be a reasonable legal defence available to the Indemnified Party that is different from or in addition to those available to the Corporation or that a conflict of interest exists which makes representation by counsel chosen by the Corporation not advisable;

(b)	the Indemnitor has not assumed the defence of the Proceeding and employed counsel therefor reasonably satisfactory to the Indemnified Party within ten days after receiving notice thereof; or

(c)	employment of such other counsel has been authorized by the Corporation,

in which event the reasonable fees and disbursements of such counsel (on a solicitor and client basis) shall be paid by the Corporation. It being understood, however, that the Corporation shall not, in connection with any one such action or separate but substantially similar or related actions in the same jurisdiction arising out of the same general allegations or circumstances, be liable for the reasonable fees and expenses of more than one separate law firm (in addition to any local counsel) for all such Indemnified Parties.

(5)	No admission of liability and no settlement of any Proceeding shall be made without the consent of the Indemnified Parties affected, such consent not to be unreasonably withheld. No admission of liability shall be made by an Indemnified Party without the consent of the Indemnitor, such consent not to be unreasonably withheld, and the Indemnitor shall not be liable for any settlement of any Proceeding made without their consent, such consent not to be unreasonably withheld.

(6)	It is the intention of the Corporation to confirm and acknowledge that the Underwriters are acting as trustees and agents for the Indemnified Parties for the purposes of Section 8 and Section 9 and the Underwriters shall be entitled, as trustees and agents, to enforce such covenants on behalf of any other Indemnified Parties.

(7)	If any legal proceedings shall be instituted against the Corporation in respect of the Preliminary Prospectus, the Prospectus, or any Supplementary Material or any other part of the Disclosure Record or the Offered Units, or the Private Placement Subscription Agreement or the Private Placement Units, or if any regulatory authority or stock exchange shall carry out an investigation of the Corporation in respect of the Preliminary Prospectus, the Prospectus, or any Supplementary Material or any other part of the Disclosure Record or the Offered Units, or the Private Placement Subscription Agreement or the Private Placement Units, and, in either case, any Indemnified Party is required to testify, or respond to procedures designed to discover information, in connection with or by reason of the services performed by the Underwriters hereunder, the Indemnified Party may employ their own legal counsel and the Corporation shall pay and reimburse the Indemnified Party for the reasonable fees, charges and disbursements (on a full indemnity basis) of such legal counsel, the other expenses reasonably incurred by the Indemnified Party in connection with such proceedings or investigation and a fee at the normal per diem rate for any director, officer or employee of the Underwriters involved in the preparation for or attendance at such proceedings or investigation.

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(8)	The rights and remedies of the Indemnified Parties set forth in Section 8, Section 9 and Section 11 (in the case of the Underwriters) hereof are to the fullest extent possible in law, cumulative and not alternative and the election by any of the Underwriters or other Indemnified Party to exercise any such right or remedy shall not be, and shall not be deemed to be, a waiver of any other rights and remedies. The Indemnitor waives all rights of contribution that it may have against any Indemnified Party relating to any Liability in respect of which the Indemnitor has agreed to indemnify the Indemnified Parties hereunder.

(9)	The Corporation waives any right it may have of first requiring an Indemnified Party to proceed against or enforce any other right, power, remedy or security or claim or to claim payment from any other person before claiming under this indemnity. It is not necessary for an Indemnified Party to incur expense or make payment before enforcing such indemnity.

(10)	If the Corporation has assumed the defense of any suit brought to enforce a claim hereunder, the Indemnified Party shall provide the Corporation copies of all documents and information in its possession pertaining to the claim, take all reasonable actions necessary to preserve its rights to object to or defend against the claim, consult and reasonably cooperate with the Corporation in determining whether the claim and any legal proceeding resulting therefrom should be resisted, compromised or settled and reasonably cooperate and assist in any negotiations to compromise or settle, or in any defense of, a claim undertaken by the Corporation.

(11)	The obligations under the indemnity and right of contribution provided herein shall apply whether or not the transactions contemplated by this Agreement are completed and shall survive the completion of the transactions contemplated under this Agreement and the termination of this Agreement.

Section 9 Contribution

In order to provide for just and equitable contribution in circumstances in which the indemnification provided for in this Agreement is due in accordance with its terms but is, for any reason, held by a court to be unavailable from the Corporation on grounds of policy or otherwise, the Corporation and the party or parties seeking indemnification shall contribute to the aggregate liabilities, claims, demands, losses (other than losses of profit), costs (including, without limitation, legal fees and disbursements on a full indemnity basis), damages and expenses (or claims, actions, suits or proceedings in respect thereof) to which they may be subject or which they may suffer or incur:

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(a)	in such proportion as is appropriate to reflect the relative benefit received by the Corporation on the one hand, and by the Underwriters on the other hand, from the offering of the Offered Units, Private Placement Units and the Underlying Securities; or

(b)	if the allocation provided by Section 9(a) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in Section 9(a) above but also to reflect the relative fault of the Underwriters on the one hand, and the Corporation, on the other hand, in connection with the statements, commissions or omissions or other matters which resulted in such liabilities, claims, demands, losses, costs, damages or expenses, as well as any other relevant equitable considerations.

The relative benefits received by the Corporation, on the one hand, and the Underwriters, on the other hand, shall be deemed to be in the same proportion that the total proceeds of the offering received by the Corporation (net of fees but before deducting expenses) bear to the fees received by the Underwriters. In the case of liability arising out of the Preliminary Prospectus, the Prospectus, the Private Placement Subscription Agreement, or any Supplementary Material, the relative fault of the Corporation, on the one hand, and of the Underwriters, on the other hand, shall be determined by reference, among other things, to whether the misrepresentation or alleged misrepresentation, order, inquiry, investigation or other matter or thing referred to in Section 8 relates to information supplied or which ought to have been supplied by, or steps or actions taken or done on behalf of or which ought to have been taken or done on behalf of the Corporation or the Underwriters and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such misrepresentation or alleged misrepresentation, order, inquiry, investigation or other matter or thing referred to in Section 8.

However, no Indemnified Party who has engaged in any fraud, wilful misconduct or gross negligence (as determined by a court of competent jurisdiction in a final non-appealable judgment) shall be entitled, to the extent that such Liabilities were caused by such activity, to claim contribution from any person who has not been so determined to have engaged in such fraud, wilful misconduct or gross negligence.

The amount paid or payable by an Indemnified Party as a result of liabilities, claims, demands, losses (other than losses of profit), costs, damages and expenses (or claims, actions, suits or proceedings in respect thereof) referred to above shall, without limitation, include any legal or other expenses reasonably incurred by the Indemnified Party in connection with investigating or defending such liabilities, claims, demands, losses, costs, damages and expenses (or claims, actions, suits or proceedings in respect thereof) whether or not resulting in any action, suit, proceeding or claim.

Each of the Corporation and the Underwriters agree that it would not be just and equitable if contributions pursuant to this Agreement were determined by pro rata allocation or by any other method of allocation which does not take into account the equitable considerations referred to in the immediately preceding Sections. The rights to contribution provided in this Section 9 shall be in addition to, and without prejudice to, any other right to contribution which the Underwriters or other Indemnified Parties may have.

Any liability of an Underwriter under this Section 9 shall be limited to the Underwriting Fee actually received by the Underwriter under Section 2.

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Section 10 Expenses

The Corporation will reimburse the Underwriters for all reasonable out-of-pocket expenses incurred by the Underwriters in connection with the Offering and the Concurrent Private Placement, including, but not limited to, travel and communication expenses, database service expenses, courier charges, the reasonable fees and disbursements of counsel (to a maximum of C$100,000, excluding applicable taxes and disbursements which shall be in addition to the aforementioned limit, such amount not to be exceeded without the written approval of the Corporation, such approval not to be unreasonably withheld) and any other advisors retained by the Underwriters with the prior consent of the Corporation, such consent not to be unreasonably withheld or delayed. Such reimbursable expenses shall be payable on receipt by the Corporation of invoices from the Underwriters, whether or not the Offering and the Concurrent Private Placement are completed. With the exception of legal expenses, the reimbursement by the Corporation of all other out-of-pocket expenses incurred by the Underwriters shall not exceed $25,000 in the aggregate.

Section 11 Termination

(1)	In addition to any other rights or remedies available to the Underwriters, the Underwriters, or any one of them, may, without liability, terminate their obligations hereunder, by written notice to the Corporation in the event that after the date hereof and at or prior to the Closing Time:

(a)	there shall be any material change or change in a material fact, or there should be discovered any previously undisclosed material fact required to be disclosed in the Preliminary Prospectus, the Final Prospectus or any amendment thereto, in each case which, in the reasonable opinion of the Underwriters (or any one of them), has or would be expected to have a significant adverse effect on the market price or value of the Common Shares, or any other securities of the Corporation;

(b)	(i) there should develop, occur or come into effect or existence any event, action, state, condition (including without limitation, terrorism or accident) or major financial occurrence of national or international consequence or a new or change in any law or regulation which in the sole opinion of the Underwriters, or any one of them, seriously adversely affects or involves or may seriously adversely affect or involve the financial markets or the business, operations or affairs of the Corporation and the Subsidiary taken as a whole or the market price or value of the securities of the Corporation; (ii) any inquiry, action, suit, proceeding or investigation (whether formal or informal) is commenced, announced or threatened in relation to the Corporation or any one of the officers or directors of the Corporation or any of its principal shareholders where wrong-doing is alleged or any order is made by any federal, provincial, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality including, without limitation, the TSX Venture Exchange or securities commission which involves a finding of wrong-doing; or (iii) any order, action or proceeding which cease trades or otherwise operates to prevent or restrict the trading of the common shares or any other securities of the Corporation is made or threatened by a securities regulatory authority; or

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(c)	the Corporation is in breach of any material term, condition or covenant of this Agreement or any material representation or warranty given by the Corporation in this Agreement becomes or is false and such material breach or materially false representation is, in the sole opinion of the Underwriters acting reasonably, not capable of being cured prior to the Closing Date; or

(d)	any inquiry, action, suit, proceeding or investigation (whether formal or informal) (including matters of regulatory transgression or unlawful conduct) is commenced, announced or threatened or any order made by any federal, provincial, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality including, without limitation, the TSX Venture Exchange or any securities regulatory authority or any law or regulation is enacted or changed which in the opinion of the Underwriters (or any of them), acting reasonably, operates to prevent or restrict the trading of the common shares or any other securities of the Corporation or materially and adversely affects or will materially and adversely affect the market price or value of the common shares or any other securities of the Corporation.

(2)	The Underwriters, or any one of them, may exercise any or all of the rights provided for in Section 11(1) or Section 12 or Section 16 notwithstanding any material change, change, event or state of facts and notwithstanding any act or thing taken or done by the Underwriters or any inaction by the Underwriters, whether before or after the occurrence of any material change, change, event or state of facts including, without limitation, any act of the Underwriters related to the offering or continued offering of the Offered Units or the Underlying Securities for sale and any act taken by the Underwriters in connection with any amendment to the Prospectuses (including the execution of any amendment or any other Supplementary Material) and the Underwriters shall only be considered to have waived or be estopped from exercising or relying upon any of their rights under or pursuant to Section 11(1) or Section 12 or Section 16 if such waiver or estoppel is in writing and specifically waives or estops such exercise or reliance.

(3)	Any termination pursuant to the terms of this Agreement shall be effected by notice in writing delivered to the Corporation with a copy to the other Underwriters provided that no termination shall discharge or otherwise affect any obligation of the Corporation under Section 8, Section 9, Section 10 or Section 17. The rights of the Underwriters to terminate their obligations hereunder are in addition to, and without prejudice to, any other rights or remedies they may have.

(4)	If an Underwriter elects to terminate its obligation to purchase the Offered Units as aforesaid, whether the reason for such termination is within or beyond the control of the Corporation, the liability of the Corporation hereunder with respect to such Underwriter shall be limited to the indemnity referred to in Section 8, the contribution rights referred to in Section 9 and the payment of expenses referred to in Section 10.

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Section 12 Closing Documents

The obligations of the Underwriters hereunder to purchase the Offered Units at the Closing Time or, if applicable, any Additional Closing Time, shall be conditional upon all representations and warranties and other statements of the Corporation herein being, at and as of the Closing Time, true and correct in all material respects, the Corporation having performed in all material respects, at the Closing Time, all of its obligations hereunder theretofore to be performed and the Underwriters receiving at the Closing Time:

(a)	favourable legal opinions of the Corporation’s counsel addressed to the Underwriters, in form and substance reasonably satisfactory to the Underwriters, with respect to such matters as the Underwriters may reasonably request relating to the Corporation, the offering of the Offered Units and the transactions contemplated hereby, including, without limitation, that:

(i)	the Corporation has been duly incorporated and is validly subsisting and has all requisite corporate capacity and power to carry on its business as now conducted by it and to own its properties and assets as described in the Prospectuses and is qualified to carry on business under the laws of each of the jurisdictions in which it carries on a material portion of its business;

(ii)	the Subsidiary has been duly incorporated or amalgamated and is validly subsisting and has all requisite corporate capacity and power and authority to carry on its business as now conducted by it and to own its properties and assets and is qualified to carry on business under the laws of each of the jurisdictions in which it carries on a material portion of its business;

(iii)	the Corporation has full corporate power and authority to enter into this Agreement and to perform its obligations set out herein, and this Agreement has been duly authorized, executed and delivered by the Corporation and this Agreement constitutes a legal, valid and binding obligation of the Corporation enforceable against the Corporation in accordance with its respective terms, except that the validity, binding effect and enforceability of the terms of agreements and documents are subject to standard enforceability qualifications;

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(iv)	the execution and delivery of this Agreement, the Private Placement Subscription Agreement, the Warrant Indenture and the Compensation Options and the fulfillment of the terms hereof and thereof by the Corporation, and the performance of and compliance with the terms of this Agreement by the Corporation does not and will not result in a breach of, or constitute a default under, and does not and will not create a state of facts which, after notice or lapse of time or both, will result in a breach of or constitute a default under: (a) any applicable laws of the Province of Ontario or the federal laws of Canada applicable therein; (b) any term or provision of the articles or by-laws, as applicable, of the Corporation; (c) of which counsel is aware, any resolutions of the shareholders or directors (or any committee thereof) of the Corporation; (d) of which counsel is aware, any indenture, mortgage, note, contract, agreement (written or oral), instrument, lease or other document to which the Corporation is a party or by which it is bound; or (e) of which counsel is aware, any judgment, decree or order, of any court, governmental agency or body or regulatory authority having jurisdiction over or binding the Corporation or its properties or assets, which individually or in the aggregate would result in a material adverse effect, would materially impair the ability of the Corporation to perform the obligations contemplated by this Agreement, the Private Placement Subscription Agreement, the Warrant Indenture or the Compensation Options, or would materially impair or affect the consummation of the transactions contemplated by this Agreement or the Private Placement Subscription Agreement;

(v)	the Offering and the Concurrent Private Placement have been duly authorized by all necessary corporate action on the part of the Corporation;

(vi)	the Underlying Securities have been duly and validly created, allotted and issued as fully paid and non-assessable Common Shares and Warrants of the Corporation and, upon exercise of the Warrants in accordance with the Warrant Indenture, the Warrant Shares will be fully paid and non-assessable shares of the Corporation;

(vii)	the attributes of the Offered Units, Private Placement Units, Underlying Securities and Warrant Shares conform in all material respects with the description thereof contained in the Prospectuses and the Subscription Agreement, as applicable;

(viii)	the Compensation Options have been duly and validly created, allotted and issued as fully paid and non-assessable Compensation Options of the Corporation, and upon exercise of the Compensation Options in accordance with the terms of the Compensation Options, the Compensation Option Underlying Shares and Compensation Option Underlying Warrants will be fully paid and non-assessable shares and warrants of the Corporation, and upon exercise of the Compensation Option Underlying Warrants, the Compensation Option Underlying Warrant Shares will be fully paid and non-assessable shares of the Corporation;

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(ix)	subject to the qualifications set out in the Prospectuses under the heading “Eligibility for Investment”, the Offered Units, the Private Placement Units and the Common Shares and Warrants underlying the Offered Units and Private Placement Units and the Warrant Shares underlying the Warrants are “qualified investments” for Exempt Plans, and the statements in the Prospectuses under the heading “Eligibility for Investment” constitute a fair summary of the matters discussed therein;

(x)	all necessary documents have been filed, all necessary proceedings have been taken and all legal requirements have been fulfilled as required under the Applicable Securities Laws of each of the Qualifying Provinces in order to qualify the Offered Units for distribution and sale to the public in each of such Qualifying Provinces by or through investment dealers and brokers duly registered under the Applicable Securities Laws who have complied with the relevant provisions of such Applicable Securities Laws;

(xi)	no filing, proceeding, approval, consent or authorization is required to be made, taken or obtained by the Corporation under Applicable Securities Laws to permit the issuance by the Corporation of the Offered Units, the Private Placement Units, the Underlying Securities, the Compensation Options or the Compensation Option Underlying Securities, provided that no commission or other remuneration is paid or given in respect of the distribution except for administrative or professional services or for services performed by a registered dealer, except as may be required under Applicable Securities Laws and the requirements of the Exchange;

(xii)	the Corporation has the necessary corporate power and authority to sign and deliver the Prospectuses and the Private Placement Subscription Agreement and all necessary corporate action has been taken by the Corporation to authorize the signing and delivery by it of the Prospectuses and the Subscription Agreement, and the filing of the Prospectuses, as the case may be, in each of the Qualifying Provinces in accordance with Applicable Securities Laws;

(xiii)	TSX Trust Company, at its principal offices in Toronto, Ontario, has been duly appointed the transfer agent and registrar for the Common Shares and the warrant agent and registrar for the Warrants;

(xiv)	the form and terms of the definitive certificates representing the Common Shares, the Warrants and the Compensation Options have been duly approved and adopted by the board of directors of the Corporation and comply with all legal requirements (including the requirements of the Exchange) relating thereto; and

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(xv)	the authorized capital of the Corporation.

It is understood that the Corporation’s counsel may rely on the opinions of local counsel acceptable to them as to matters governed by the laws of jurisdictions other than where they are qualified to practice law, and on certificates of officers of the Corporation, the transfer agent and the Corporation’s auditors as to relevant matters of fact;

(b)	a certificate of the Corporation dated the Closing Date addressed to the Underwriters and signed on behalf of the Corporation by the Chief Executive Officer and the Chief Financial Officer of the Corporation or such other officers of the Corporation satisfactory to the Underwriters, acting reasonably, with respect to:

(i)	the constating documents of the Corporation;

(ii)	the resolutions of the directors of the Corporation relevant to the Offering and the Concurrent Private Placement, the sale of the Offered Units and Private Placement Units, the Compensation Options, the grant of the Underwriters’ Option and Underwriters’ Private Placement Option, and, the authorization of this Agreement and the transactions contemplated herein; and

(iii)	the incumbency and signatures of signing officers for the Corporation;

(c)	the Underwriters receiving certificates of status and/or compliance, where issuable under applicable law, for the Corporation and the Subsidiary, each dated within one (1) Business Day prior to the Closing Date;

(d)	a certificate of the Corporation dated the Closing Date addressed to the Underwriters and signed on behalf of the Corporation by the Chief Executive Officer and the Chief Financial Officer of the Corporation or such other officers of the Corporation satisfactory to the Underwriters, acting reasonably, certifying, on behalf of the Corporation and without personal liability, that:

(i)	the Corporation has complied with and satisfied all terms and conditions of this Agreement on its part to be complied with or satisfied at or prior to the Closing Time;

(ii)	the representations and warranties of the Corporation set forth in this Agreement are true and correct at the Closing Time, as if made at such time except where the failure to be true and correct would not, individually or in the aggregate, result in a material adverse effect; and

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(iii)	no event of a nature referred to in Section 6(1), Section 6(2), Section 11(1)(a), Section 11(1)(b), Section 11(1)(b) or Section 11(1)(c) has occurred or to the knowledge of such officer is pending, contemplated or threatened (excluding any requirement to make any determination as to any Underwriter’s opinion or determination); and each such statement shall be true and the Underwriters shall have no knowledge to the contrary;

(e)	comfort letter(s) of the Corporation’s auditors to provide a customary “bring-down” comfort letter from the Corporation’s auditors pursuant to Section 4(c) addressed to the Underwriters and dated the Closing Date, satisfactory in form and substance to the Underwriters, acting reasonably, bringing the information contained in the comfort letters referred to in Section 4(c) hereof up to the Closing Time, which comfort letters shall be not more than 2 Business Days prior to the Closing Date;

(f)	the Underwriters receiving the executed lock-up agreements from each director and officer of the Corporation in favour of the Underwriters in a form satisfactory to the Underwriters as required pursuant to Section 14(1) of this Agreement;

(g)	evidence satisfactory to the Underwriters that the Corporation has obtained all necessary third party approvals and all necessary approvals of the Exchange for the issuance of the Offered Units, the Private Placement Units, the Underlying Securities, the Compensation Options and the Compensation Option Underlying Securities, subject only to the filing of Prospectuses and ancillary documentation in respect of the Offered Units and required documents which are in the possession of the Corporation on the Closing Date and payment of applicable fees;

(h)	such other certificates and documents as the Underwriters may request, acting reasonably.

Section 13 Deliveries

(1)	The sale of the Firm Units to be purchased hereunder shall be completed at the Closing Time at the offices of the Corporation’s counsel in Toronto, Ontario or at such other place as the Corporation and the Underwriters may agree. Subject to the conditions set forth in Section 12, the Underwriters, on the Closing Date, shall deliver to the Corporation, by wire transfer, the amount of $18.60 per Firm Unit (being an aggregate amount of $12,501,525) against delivery by the Corporation of:

(a)	the opinions, certificates and documents referred to in Section 12;

(b)	definitive certificates representing, in the aggregate, all of the Underlying Securities comprising the Firm Units which the Underwriters have elected to purchase hereunder registered, subject to Section 13(1)(c) below, registered in the name of CDS & Co. or in such name or names as the Underwriters shall notify the Corporation in writing not less than 24 hours prior to the Closing Time;

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(c)

(i)	payment to Clarus, on their own behalf and on behalf of the Underwriters, by certified cheque, bank draft or wire transfer or such other means as the Corporation and the Underwriters may agree, of the Underwriting Fee provided for in Section 2(1) in respect of the Firm Units; or

(i)	the Underwriters may, in its discretion, deliver by wire transfer to the Corporation the net amount of the aggregate purchase price in respect of the Firm Units referred to in Section 13(1) less an amount equal to the Underwriting Fee and a reasonable estimate of the out-of-pocket fees and expenses of the Underwriters and their counsel payable pursuant to Section 10;

(d)	the Compensation Options; and

(e)	the Corporation having delivered to the Underwriters a fully executed copy of the Private Placement Subscription Agreement incorporating the reasonable comments of the Underwriters and the Underwriters’ counsel and other evidence satisfactory to the Underwriters, acting reasonably, of the contemporaneous closing of the Concurrent Private Placement at the Closing Time.

(2)	The Corporation has granted to the Underwriters, for the purpose of covering over-allotments, if any, or for market stabilization purposes, the Underwriters’ Option and the Underwriters’ Private Placement Option. The sale of the Option Units and Private Placement Option Units, if applicable, shall be completed at the offices of the Corporation’s counsel in Toronto, Ontario or at such other place as the Corporation and the Underwriters may agree, on the date (the “Additional Closing Date”) and at the time (the “Additional Closing Time”) specified by the Underwriters in the written notice given by the Underwriters pursuant to their election to purchase such Option Units and/or Private Placement Option Units (provided that in no event shall such time be earlier than the Closing Time or earlier than two (2) or later than ten (10) Business Days after the date of the written notice of the Underwriters to the Corporation in respect of the Option Units and/or Private Placement Option Units), or at such other time and date as the Underwriters and the Corporation may agree upon in writing. Subject to the conditions set forth in Section 12 (with the references therein to the Closing Time changed to any Additional Closing Time), at any Additional Closing Time, for each Option Unit or Private Placement Option Unit agreed to be purchased by the Underwriters from the Corporation pursuant to the exercise of the Underwriters’ Option or Underwriters’ Private Placement Option, as applicable, the Underwriters shall deliver to the Corporation, the applicable amount specified in this Section 13(2) by certified cheque, bank draft or wire transfer or such other means as the Corporation and the Underwriters may agree (being (i) an aggregate of $1,875,214.80 if the Underwriters’ Option is exercised in full and (ii) an aggregate of $1,875,214.80 if the Underwriters’ Private Placement Option is exercised in full), against delivery by the Corporation of:

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(a)	the opinions, certificates and documents referred to in Section 12 (with the references therein to the Closing Time and Closing Date changed to the Additional Closing Time and Additional Closing Date respectively);

(b)	definitive certificates representing, in the aggregate, all of the Underlying Securities comprising the Option Units and Private Placement Option Units agreed to be purchased from the Underwriters from the Corporation pursuant to the exercise of the Underwriters’ Option or Underwriters’ Private Placement Option, as applicable, registered, subject to Section 13(3) below, in the name of CDS & Co. or in such name or names as the Underwriters shall notify the Corporation in writing not less than 24 hours prior to any Additional Closing Time;

(c)	payment to Clarus, on their own behalf and on behalf of the Underwriters, by certified cheque, bank or wire transfer or such other means as the Corporation and the Underwriters may agree, of the Underwriting Fee provided for in Section 2 in respect of the Option Units and Private Placement Option Units, as applicable, or the Underwriters may, in their discretion, deliver by certified cheque, bank draft or wire transfer or such other means to the Corporation the net amount of the aggregate purchase price in respect of the Option Units and Private Placement Option Units, as applicable, referred to in Section 13(2) less an amount equal to the applicable Underwriting Fee and additional expenses of the Underwriters; and

(d)	the Compensation Options.

(3)	If the Corporation determines to issue the Underlying Securities as a non-certificated issue or book-entry only security in accordance with the rules and procedures of The Canadian Depository for Securities Limited (“CDS”), then, as an alternative to the Corporation delivering to the Underwriters definitive certificates representing the Common Shares and Warrants underlying the Offered Units and Private Placement Units in the manner and at the times set forth in this Section 13:

(a)	the Underwriters may provide a direction to TSX Trust Company with respect to the electronic crediting and deposit of the Underlying Securities to the electronic accounts of the participants of CDS and TSX Trust Company, as registrar and transfer agent of the Common Shares and Warrants, shall electronically issue and deposit such Common Shares and Warrants into CDS on behalf of the Underwriters as designated and directed by the Underwriters in writing in sufficient time prior to the Closing Date to permit such crediting for the Underlying Securities to be held through CDS as a non-certificated issue in accordance with the rules and procedures of CDS; or

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(b)	the Corporation shall cause TSX Trust Company, as registrar and transfer agent of the Offered Units, to deliver to CDS, on behalf of the Underwriters, one fully registered global certificate for the Common Shares and Warrants underlying the Offered Units and Private Placement Units to be purchased hereunder, registered in the name of “CDS & Co.” as the nominee of CDS, or deposit the Offered Units directly with CDS, to be held by CDS as a book-entry only security in accordance with the rules and procedures of CDS.

Section 14 Restrictions on Offerings

(1)	From the date hereof until 90 days from the Closing Date, the Corporation agrees not to, without the prior written consent of Clarus, on behalf of the Underwriters, such consent not to be unreasonably withheld or delayed, authorize, sell or issue or announce its intention to authorize, sell or issue, or negotiate or enter into an agreement to sell or issue, any securities of the Corporation (including those that are convertible or exchangeable into securities of the Corporation) other than (i) pursuant to the Offering and the Concurrent Private Placement; (ii) the issuance of non-convertible debt securities; (iii) upon the exercise of convertible securities, options, deferred share units or warrants of the Corporation outstanding as of the date hereof; (iv) pursuant to the Corporation’s stock option plan, deferred share unit plan or any other share compensation arrangement of the Corporation; (v) pursuant to any acquisition of shares or assets of arm’s length persons; or (vi) in connection with any strategic transactions, investments or supply agreements between the Corporation and a third party, including any securities that may be issued to any arm’s length persons in connection with such strategic transactions, investments or supply agreements.

(2)	The Corporation will cause each of the directors, officers and principal shareholders of the Corporation, to execute a lock-up agreement to be delivered at Closing, setting out that for a period of 90 days from the Closing Date, without the consent of Clarus, on behalf of the Underwriters, each director, officer and principal shareholder will not, directly or indirectly, offer, sell, contract to sell, grant any option to purchase, make any short sale, or otherwise dispose of, or transfer, or announce any intention to do so, any common shares of the Corporation, whether now owned directly or indirectly, or under their control or direction, or with respect to which each has beneficial ownership, or enter into any transaction or arrangement that has the effect of transferring, in whole or in part, any of the economic consequences of ownership of common shares of the Corporation, whether such transaction is settled by the delivery of common shares of the Corporation, other securities, cash or otherwise other than pursuant to a take-over bid or any other similar transaction made generally to all of the shareholders of the Corporation.

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Section 15 Notices

Any notice or other communication to be given hereunder shall, in the case of notice to be given to the Corporation at:

Scythian Biosciences Corp.

366 Bay Street, Suite 200

Toronto, Ontario

M5H 4B2

Attention: Chief Executive Officer

Email: jgilbert@scythianbio.com

with a copy (which shall not constitute notice) to:

Gowling WLG (Canada) LLP

100 King Street West, Suite 1600

Toronto, Ontario M5X 1G5

Attention: Peter Simeon
Email: peter.simeon@gowlingwlg.com

and, in the case of notice to be given to the Underwriters, c/o of the Lead Underwriter, to be addressed to:

Clarus Securities Inc.

130 King Street West, Suite 3640

Toronto, Ontario M5X 1A9

Attention: Robert Orviss

Fax: (416) 343-2799

Email: rorviss@clarussecurities.com

with a copy (which shall not constitute notice) to:

Stikeman Elliott LLP

5300 Commerce Court West

199 Bay Street

Toronto, Ontario M5L 1B9

Attention: Tim McCormick

Fax: (416) 947-0866

Email: tmccormick@stikeman.com

or to such other address as the party may designate by notice given to the other. Each communication shall be personally delivered to the addressee or sent by facsimile transmission to the addressee, and:

(a)	a communication which is personally delivered shall, if delivered before 4:00 p.m. (local time at the place of delivery) on a Business Day, be deemed to be given and received on that day and, in any other case be deemed to be given and received on the first Business Day following the day on which it is delivered; and

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(b)	a communication which is sent by facsimile transmission shall, if sent on a Business Day before 4:00 p.m. (local time at the place of receipt), be deemed to be given and received on that day and, in any other case, be deemed to be given and received on the first Business Day following the day on which it is sent.

Section 16 Conditions

All terms, covenants and conditions of this Agreement to be performed by the Corporation shall be construed as conditions, and any breach or failure to comply with any material terms and conditions which are for the benefit of the Underwriters shall entitle any of the Underwriters to terminate its obligations to purchase the Offered Units, by written notice to that effect given to the Corporation prior to the Closing Time. The Underwriters may waive in whole or in part any breach of, default under or non-compliance with any representation, warranty, term or condition hereof, or extend the time for compliance therewith, without prejudice to any of their rights in respect of any other representation, warranty, term or condition hereof or any other breach of, default under or non-compliance with any other representation, warranty, term or condition hereof, provided that any such waiver or extension shall be binding on an Underwriter only if the same is in writing and signed by such Underwriter.

Section 17 Survival of Representations and Warranties

All representations, warranties, terms and conditions herein (including, without limitation, those contained in Section 7) or contained in certificates or documents submitted pursuant to or in connection with the transactions contemplated herein shall survive the payment by the Underwriters for the Offered Units, the distribution of the Offered Units pursuant to the Prospectus, and the distribution of the Private Placement Offered Units pursuant to the Concurrent Private Placement, and shall continue in full force and effect for the benefit of the Underwriters regardless of any investigation by or on behalf of the Underwriters with respect thereto.

Section 18 Several Liability of Underwriters

(1)	The Underwriters’ rights and obligations under this Agreement are several and not joint and not joint and several including, without limitation, that:

(a)	each of the Underwriters shall be obligated to purchase only the percentage of the total number of Firm Units and, if applicable, Option Units, set forth opposite their names set forth in this Section 18; and

(b)	if any of the Underwriters shall not purchase its applicable percentage of the Offered Shares at the Closing Time or, if applicable, any Additional Closing Time, then the other Underwriters shall have the right, but not the obligation, to purchase all of the Offered Shares which would otherwise have been purchased by such Underwriter. In the event such right is not exercised, the Underwriters which are not in default shall be entitled by written notice to the Corporation to terminate this Agreement without liability.

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(2)	The applicable percentage of the total number of Offered Units and Private Placement Units which each of the Underwriters shall be separately obligated to purchase in connection with the Offering and the Concurrent Private Placement, as applicable, is as follows:

Clarus Securities Inc.	80%
Haywood Securities Inc.	10%
INFOR Financial Inc.	10%

(3)	If an Underwriter (a “Refusing Underwriter”) shall not complete the purchase and sale of the Offered Units which such Underwriter has agreed to purchase hereunder for any reason whatsoever, the other Underwriters (the “Continuing Underwriters”) shall be obligated severally to purchase such Offered Units which the Refusing Underwriter has failed to purchase, pro rata according to the number of Offered Units to have been acquired by the Continuing Underwriters hereunder or in such other proportions as the Continuing Underwriters may agree in writing; provided, however, that in the event that the percentage of the total number of Offered Units which one or more of the Refusing Underwriters has failed to purchase exceeds 5.0% of the total aggregate number of Offered Units which the Underwriters have agreed to purchase, the Continuing Underwriters will be entitled, at their option, (but, for greater certainty, not obligated) to purchase all but not less than all of the Offered Units which would otherwise have been purchased by such Refusing Underwriters pro rata according to the number of Offered Units to have been acquired by the Continuing Underwriters hereunder or in such other proportions as the Continuing Underwriters may agree in writing. If the Continuing Underwriters do not elect to purchase the balance of the Offered Units pursuant to the foregoing:

(a)	the Continuing Underwriters shall not be obliged to purchase any of the Offered Units that any Refusing Underwriter is obligated to purchase; and

(b)	the Corporation will not be obliged to sell less than all of the Offered Units, and the Corporation shall be entitled to terminate its obligations under this Agreement arising from its acceptance of this offer, in which event there shall be no further liability on the part of the Corporation or the Continuing Underwriters, except pursuant to the provisions of Section 8, Section 9 and Section 10.

(4)	Nothing in this Agreement shall obligate the Corporation to sell less than all of the Offered Units or shall relieve any Underwriter in default from liability to the Corporation or any non-defaulting Underwriter in respect of the defaulting Underwriter’s default hereunder. In the event of a termination by the Corporation of its obligations under this Agreement, there shall be no further liability on the part of the Corporation to the Underwriters except in respect of any liability which may have arisen or may thereafter arise under Section 8, Section 9 or Section 10.

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(5)	Without affecting the firm obligation of the Underwriters to purchase from the Corporation 672,125 Offered Units at the applicable offering price in accordance with this Agreement, after the Underwriters have made reasonable effort to sell all of the Offered Units at the applicable offering price, the offering price for the Offered Units and Private Placement Units may be decreased by the Underwriters and further changed from time to time to an amount not greater than the offering price specified herein. Such decrease in the offering price will not affect the Underwriting Fee to be paid by the Corporation to the Underwriters in respect of the Offering, and it will not decrease the amount of the net proceeds of the Offering to be paid by the Underwriters to the Corporation, before deducting expenses of the Offering. The Underwriters will inform the Corporation if the offering price is decreased.

Section 19 Authority to Bind Underwriters

The Corporation shall be entitled to and shall act on any notice, waiver, extension or communication given by or on behalf of the Underwriters by Clarus, who shall represent the Underwriters, and who shall have the authority to bind the Underwriters in respect of all matters hereunder, except in respect of any settlement under Section 8 or Section 9 any matter referred to in Section 11 or Section 16 or any agreement under Section 18. While not affecting the foregoing, Clarus shall consult with the other Underwriters with respect to any such notice, waiver, extension or other communication.

Section 20 Underwriters’ Representations, Warranties and Covenants

(1)	Each Underwriter hereby severally, and not jointly, nor jointly and severally, represents and warrants to the Corporation, the following:

(a)	The Underwriters are, and will remain so, until the completion of the Offering, appropriately registered under Applicable Securities Laws so as to permit them to lawfully fulfill their obligations hereunder.

(b)	The Underwriters have good and sufficient right and authority to enter into this Agreement and complete the transactions contemplated under this Agreement on the terms and conditions set forth herein.

(c)	Other than the Marketing Documents, the Underwriters have not provided any marketing materials to any potential investors in connection with the Offering.

(2)	Each of the Underwriters, on a several (and not joint and several) basis, covenants and agrees with the Corporation that it will:

(a)	offer and sell the Offered Units and Private Placement Units in accordance with Applicable Securities Laws;

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(b)	conduct activities in connection with the proposed offer and sale of the Offered Units and Private Placement Units in compliance with all Applicable Securities Laws and cause a similar covenant to be contained in any agreement entered into with any Selling Dealer Group established in connection with the distribution of the Offered Units;

(c)	use all reasonable efforts to complete the distribution of Offered Units and Private Placement Units as soon as possible;

(d)	not solicit subscriptions for the Offered Units and Private Placement Units, trade in Offered Units and Private Placement Units or otherwise do any act in furtherance of a trade of Offered Units and Private Placement Units in any jurisdictions outside of the Qualifying Provinces, except in such other jurisdictions outside of Canada provided that such sales are made in accordance with the applicable securities laws of such jurisdictions;

(e)	as soon as reasonably practicable after the Closing Date and, if applicable, any Additional Closing Date (and in any event within 30 days thereof) provide the Corporation with a breakdown of the number of Offered Units and Private Placement Units sold in each of the Qualifying Provinces and, upon completion of the distribution of the Offered Units and Private Placement Units, provide to the Corporation and to the Securities Commissions notice to that effect, if required by Applicable Securities Laws; and

(f)	conduct the sale of the Offered Units and Private Placement Units such that it will not create a new “Control Person” (as such term is defined in the policies of the Exchange).

No Underwriter will be liable to the Corporation under this Section 20 or any other section of this Agreement with respect to a default by another Underwriter but will be liable to the Corporation only for its own default.

Section 21 Severance

If one or more of the provisions contained herein shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision of this Agreement, but this Agreement shall be construed as if such invalid, illegal or unenforceable provision or provisions had never been contained herein.

Section 22 Relationship Between the Corporation and the Underwriters

The Corporation: (i) acknowledges and agrees that the Underwriters have certain statutory obligations as registrants under the Applicable Securities Laws and have relationships with their clients; (ii) acknowledge and agree that the Underwriters are neither the agents of the Corporation nor otherwise fiduciaries of the Corporation; and (iii) consents to the Underwriters acting hereunder while continuing to act for their clients. To the extent that the Underwriters’ statutory obligations as registrants under the Applicable Securities Laws or relationships with their clients conflicts with their obligations hereunder the Underwriters shall be entitled to fulfil their statutory obligations as registrants under the Applicable Securities Laws and their duties to their clients. Nothing in this Agreement shall be interpreted to prevent the Underwriters from fulfilling their statutory obligations as registrants under the Applicable Securities Laws or duties to their clients.

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Section 23 Stabilization

In connection with the distribution of the Offered Units and Private Placement Units, the Underwriters may effect transactions which stabilize or maintain the market price of the Common Shares and Warrants at levels other than those which might otherwise prevail on the open market, but in each case only as permitted by applicable law. Such stabilizing transactions, if any, may be discontinued at any time.

Section 24 Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein. Each of the Corporation and the Underwriters hereby attorn to the non-exclusive jurisdiction of the courts of the Province of Ontario.

Section 25 Time of the Essence

Time shall be of the essence of this Agreement.

Section 26 Counterpart Execution

This Agreement may be executed in one or more counterparts each of which so executed shall constitute an original and all of which together shall constitute one and the same agreement. Delivery of counterparts may be effected by facsimile or PDF transmission, and acceptance by each such party of any such facsimile or PDF copy shall be legally effective to create a valid and binding agreement between the parties hereto in accordance with the terms hereof.

Section 27 Further Assurances

Each party to this Agreement covenants and agrees that from time to time, it will, at the request of the requesting party, execute and deliver all such documents and do all such other acts and things as any party hereto, acting reasonably, may from time to time request be executed or done in order to better evidence or perfect or effectuate any provision of this Agreement or of any agreement or other document executed pursuant to this Agreement or any of the respective obligations intended to be created hereby or thereby.

Section 28 Entire Agreement

It is understood that the terms and conditions of this Agreement supersede any previous verbal or written agreement between the Underwriters and the Corporation with respect to the Offering, including the engagement letter dated January 17, 2018. This Agreement may be amended or modified in any respect by written instrument only.

[The remainder of this page is intentionally left blank. Signature page follows.]

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If the foregoing is in accordance with your understanding and is agreed to by you, please confirm your acceptance by signing the enclosed copies of this letter at the place indicated and returning them to us.

CLARUS securities inc.

By:	Signed “Robert Orviss”
Authorized Signing Officer

HAYWOOD sECURITIES INC.

By:	Signed “Campbell Becher”
Authorized Signing Officer

INFOR FINANCIAL INC.

By:	Signed “Neil Selfe”
Authorized Signing Officer

[Signature Page – Underwriting Agreement]

ACCEPTED AND AGREED to as of the date of this Agreement.

SCYTHIAN BIOSCIENCES CORP.

By:	Signed “Jonathan Gilbert”
Authorized Signing Officer

[Signature Page – Underwriting Agreement]